SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2012
Commission File Number	001-35400
Just Energy Group Inc.
(Translation of registrant’s name into English)
6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F                               Form 40-F           X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management Proxy Circular, dated May 18, 2012.

Document 1

Just Energy Group Inc.
Management Proxy Circular
Notice of Annual Meeting of Common Shareholders
June 28, 2012

May 18, 2012 Dear Shareholder:
Please join us at the eleventh annual meeting of common shareholders of Just Energy at 3:00 p.m. EST on Thursday June 28, 2012 at the Toronto Stock Exchange – Broadcast Centre located on the main floor of The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario.

Just Energy is situated in a high growth industry, the sale of deregulated natural gas and electricity to residential and commercial customers under fixed and variable term contracts. As Just Energy expands into all available deregulated utility markets and broadens its product offerings to which regulation does not apply, there are a growing number of new potential customers for Just Energy’s suite of energy products. Just Energy is also engaged in the sale and lease of energy efficient waterheaters, furnaces and air conditioners, the installation and lease or sale of solar panels, the production of ethanol and the sale of JustGreen and JustClean energy products which permit homeowners and commercial customers to contract for green electricity and/or reduce or eliminate the carbon foot print of their natural gas usage.

During the past year, Just Energy has experienced significant growth, both organically through the expansion of its suite of product offerings into new markets and through the acquisition in October 2011 of Fulcrum Retail Holding LLC (“Fulcrum”), an affinity marketing business based in Texas. As well, the Hudson commercial energy platform expanded into further jurisdictions in which Just Energy operates. During the year, Just Energy added 1,091,000 new customer equivalents through marketing, above the record 999,000 customers added in the previous year. Net customer additions were 316,000. Both these numbers were before the inclusion of 240,000 customers added with the Fulcrum acquisition.

On January 30, 2012, Just Energy listed its common shares on the New York Stock Exchange. The NYSE listing is intended to improve liquidity in our shares and to bring Just Energy more squarely into focus for U.S. investors. This is a very exciting time for Just Energy.

As our Annual Report details, fiscal 2012 was another good year for Just Energy. Despite the effects of an extremely warm winter, the 5% growth in gross margin per share year over year and a 7% increase per share in adjusted EBITDA, the Company paid an annual $1.24 dividend as it has been paying for more than three years. The accompanying proxy circular and notice of meeting contains a description of the matters to be voted upon at the meeting and provides information on executive compensation and corporate governance at Just Energy.

We hope you will take the time to read the proxy circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is one of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 1 of the proxy circular. If your common shares are not registered in your name but are held in the name of a nominee, you should consult the information on page 4 of the proxy circular with respect to how to vote your shares.

If you are able to attend the meeting in person, there will be an opportunity to ask questions and to meet your directors, Just Energy management and your fellow shareholders.
On behalf of our board of directors, we would like to express our gratitude for the support of our shareholders. We would also like to thank our employees for their hard work and support. We look forward to seeing you at the meeting.

Sincerely,

Rebecca MacDonald Executive Chair Just Energy Group Inc.	Ken Hartwick President and Chief Executive Officer Just Energy Group Inc.

Notice of Annual Meeting

To: Just Energy Common Shareholders

The annual meeting of Just Energy common shareholders will be held at the Toronto Stock Exchange – Broadcast Centre, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada M5X 1J2 on Thursday June 28, 2012, at 3:00 p.m. EST:

1.	to receive the audited consolidated financial statements of Just Energy for the year ended March 31, 2012 and the auditor’s report thereon;

2.	to elect the nominees of Just Energy standing for election as directors on an individual basis;

3.	to consider, in an advisory, non-binding capacity, Just Energy’s approach to executive compensation;

4.	to appoint Ernst & Young LLP as auditors of Just Energy; and

5.	to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

The matters proposed to be dealt with at the meeting are described in the proxy circular accompanying this notice. The directors have fixed May 18, 2012, as the record date for the determination of the common shareholders entitled to receive notice of and vote at the meeting.

Dated at Toronto, Ontario	JUST ENERGY GROUP INC.
May 18, 2012.

“JONAH DAVIDS”
Jonah Davids
Vice President and General Counsel

Where Do I Find It

PROXY CIRCULAR

This proxy circular is provided in connection with the solicitation of proxies by management of Just Energy for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “meeting”). In this document “you” and “your” refer to the shareholders of, and “Just Energy”, the “Company” or “we”, “us”, “our”, refer to, Just Energy Group Inc. The information contained in this proxy circular is given as at May 18, 2012, except as indicated otherwise.

IMPORTANT – If you are not able to attend the meeting, please exercise your right to vote by signing the enclosed form of proxy or voting instruction form and, in the case of registered shareholders by returning it to Computershare Trust Company of Canada in the enclosed envelope, or by voting by: (i) telephone or (ii) email over the Internet, no later than 5:00 p.m. (Toronto time) on June 26, 2012, or, if the meeting is adjourned or postponed, by no later than 5:00 p.m. (Toronto time) on the business day prior to the day fixed for the adjourned or postponed meeting. See the form of proxy. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 4 of this proxy circular.

VOTING – QUESTIONS AND ANSWERS

VOTING AND PROXIES

Who can vote?

Shareholders who are registered as at the close of business on May 18, 2012 (the “record date”), will be entitled to vote at the meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on May 18, 2012, Just Energy had outstanding 139,348,926 common shares. Each common share carries the right to one vote.

To the knowledge of the directors and senior offices of Just Energy based on the most recent publicly available information, no shareholder, as at May 18, 2012, owned or exercised control or direction over shares carrying 10% or more of the voting rights attached to any class of shares of Just Energy.

Quorum for the Meeting

At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding common shares. If a quorum is not present at the meeting within one half hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be determined by the chair of the meeting. At such meeting, the shareholders present either personally or by proxy shall form a quorum. In the event of a tie or deadlock vote at the meeting, the chair may not cast a deciding vote.

What will I be voting on?

Shareholders will be voting: (i) to elect directors of Just Energy, (ii) to appoint Ernst & Young LLP as auditors of Just Energy and (iii) in an advisory capacity, on Just Energy’s approach to executive compensation. Our board of directors and our management are recommending that shareholders vote FOR items (i), (ii) and (iii).

How will these matters be decided at the meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval for each of these matters.

Why am I not voting to approve the financial statements?

The board of directors of Just Energy approved the consolidated audited financial statements of Just Energy for the year ended March 31, 2012, on May 17, 2012. Under the Canada Business Corporations Act, the legislation which governs Just Energy, the financial statements are required to be mailed to shareholders but no shareholder vote is required. You will however be entitled to ask questions of financial management at the meeting.

Who is soliciting my proxy?

Management of Just Energy is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to Just Energy.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, by telephone at 1 800 564-6253, by fax at 1 866 249-7775 or by email at service@computershare.com.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

What is the difference between a registered shareholder and a beneficial owner of shares?

If your shares are registered on the record date directly in your name with Just Energy’s transfer agent, you are considered with respect to those shares to be a “registered shareholder”. The proxy circular and proxy have been sent directly to you by Computershare Trust Company of Canada.

If your shares are held in a stock brokerage account or by a bank or financial intermediary or other nominee, you are considered the “beneficial owner” of shares held in street name. The proxy circular has been forwarded to you by your broker, bank, financial intermediary or other nominee who is considered, with respect to those shares, the registered shareholder. As the beneficial owner, you have the right to direct your broker, bank, financial intermediary or other nominee how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting.

How do I vote if I am a registered shareholder?

1.	VOTING BY PROXY

You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons currently named as proxies in such form of proxy are the executive chair and the president and chief executive officer of Just Energy. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the meeting.

(i)	How can I send my form of proxy?

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for Just Energy’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote as indicated above by following the instructions on the form of proxy.

(ii)	What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote following any one of the other two options as indicated above is 5:00 p.m. ESTon June 26, 2012, or if the meeting is adjourned or postponed, by no later than 5:00 p.m. ESTon the business day prior to the day fixed for the adjourned or postponed meeting.

(iii)	How will my common shares be voted if I give my proxy?

Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the board, executive chair or the president and chief executive officer will be voted FOR the election of management’s nominees as directors, FOR the appointment of Ernst & Young LLP as auditors and FOR Just Energy’s approach to executive compensation and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of Just Energy may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management is not aware of any amendment or other business likely to be brought before the meeting.

(iv)	If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of Just Energy at the registered office of Just Energy (First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1) at any time up to an including 5:00 p.m. EST on the last business day preceding the day of the meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the meeting on the day of the meeting or any adjournment or postponement thereof, or in any other matter permitted by law or in the case of vote email or fax, by way of a subsequent vote by email or fax.

2.	VOTING IN PERSON

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the meeting. If you wish to vote in person at the meeting, do not complete or return the form of proxy.

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If, as is usually the case, your common shares are listed in an account statement provided to you by your broker or other nominee or custodian, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker, or an agent of that broker or other nominee or custodian. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

(i)	GIVING YOUR VOTING INSTRUCTIONS

Applicable securities laws require your nominee to seek voting instructions from you in advance of the meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common share are voted at the meeting.

(ii)	VOTING IN PERSON

However, if you wish to vote in person at the meeting, insert your name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the meeting.

NEW GOVERNANCE AND EXECUTIVE COMPENSATION HIGHLIGHTS – 2012

Just Energy has implemented several new governance and compensation initiatives during the year ended March 31, 2012 to improve its governance structure and to address recommendations of, and issues raised by, institutional shareholder groups and our outside independent compensation consultants related to the design of, and other aspects of our approach to, executive compensation.

GOVERNANCE INITIATIVES

Retirement Policy

On May 17, 2012, the board of Just Energy approved a retirement policy for directors which, in effect, requires directors to step down from the board on the earlier of: (a) 15 years of service from the date they were appointed or elected or starting from Just Energy’s April 2001 initial public offering and (b) attaining age 75. So as to provide the nominating and governance committee an opportunity to identify two additional independent qualified directors to replace the two current directors who are over 75, the retirement policy will not become effective until December 31, 2012. See page 8.

Orientation and Continuing Education

(a)	Director Orientation

On May 17, 2012, the board of Just Energy, for the first time, approved a formal policy to ensure that new appointees to the Just Energy board will be required to participate in a comprehensive orientation program to familiarize them with Just Energy’s business, its board policies and committee structure, their role as directors, their fiduciary duties and responsibilities and the contribution directors are expected to make to the deliberations of the board and the committees on which they serve. The policy reflects current board practice. See page 8.

(b)	Director Continuing Education

On May 17, 2012, the board of Just Energy, for the first time, approved a formal program to ensure all directors will have access to continuing education and information (external and internal) on an ongoing basis pertaining to board effectiveness, the best practices associated with successful boards, briefings on future or emerging trends that may be relevant to Just Energy’s business, strategy, succession planning and risk. See page 8.

(c)	Board Diversity and Renewal

In furtherance of the above governance initiatives, the board has adopted a policy to encourage greater board diversity and renewal. We consider diversity of gender, ethnicity, age, business experience, functional expertise, personal skills, stakeholder perspectives and geography as factors to consider in identifying new directors. To that end it is the board’s objective to have two new independent directors appointed to the Just Energy board by the end of December 2012. See page 9.

EXECUTIVE COMPENSATION CONSULTANTS AND INITIATIVES

In February, 2012, the board, though its compensation committee, retained the services of Hugessen Consulting, executive compensation consultants to advise the compensation committee and the board on Just Energy’s executive compensation plans and policies and compensation benchmarking. Based on the recommendations in Hugessen’s Report presented to the board of Just Energy on April 4, 2012, the board has adopted policies on:

(a)	for the first time, the identification of an industry peer group to benchmark Just Energy’s CEO and CFO executive compensation to an industry specific peer group of companies,

(b)
the development of new formulaic short term and long term incentive criteria and targets for the CEO, CFO and executive chair to incorporate more mainstream bottom line “shareholder friendly” metrics in the context of Just Energy’s business such as, adjusted EBITDA, embedded gross margin and adjusted EBITDA per share (each defined on page 46 under the heading “User Friendly Shareholder Financial Criteria”), to ensure their compensation is based on pay for performance, encourages growth and to align executive compensation with the interests of Just Energy’s shareholders and other stakeholders in the context of creating shareholder value and financial criteria used by shareholders to measure performance and to monitor and control risk; and

(c)
a clawback policy giving independent directors the discretion to recoup all or a portion of bonuses or incentive compensation paid to an executive officer in the event of a restatement of Just Energy’s financial results based on intentional fraud or misconduct. See page 38.

Each of these governance and compensation initiatives has been implemented in 2012 in the interests of all shareholders and other stakeholders and are discussed in more detail in this proxy circular. A diagram outlining Just Energy’s governance structure reflecting all of the above initiatives is included on page 62.

GENERAL BUSINESS TO BE ACTED UPON AT THE MEETING

RECEIPT OF CONSOLIDATED AUDITED FINANCIAL STATEMENTS AND AUDITORS’ REPORT

The consolidated audited financial statements of Just Energy for the financial year ended March 31, 2012 and accompanying auditor’s report will be presented at the meeting. These documents are contained in Just Energy’s 2012 annual report and are available on Sedar at www.sedar.com or EDGAR at www.sec.gov. The annual report is being mailed to shareholders with this proxy circular, if requested. Shareholders are not required to vote to approve the consolidated audited financial statements. Shareholders will however have an opportunity at the meeting to ask questions of executive and financial management.

ELECTION OF DIRECTORS OF JUST ENERGY

Just Energy has a board of directors which presently consists of nine members, all of whom are standing for re-election as directors of Just Energy and, if elected, will serve until the next annual meeting of Just Energy or until their successors are duly elected or appointed. Pursuant to the retirement policy described below, it is expected that each of Messrs. Smith and McMurtry will be replaced as directors before the end of 2012. The nominees proposed for election as directors were recommended to the board by the nominating and governance committee and are listed below. All of the nominees are currently directors of Just Energy. All nominees have established their eligibility and willingness to serve as directors. Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR each of the nominees listed below and in the form of proxy accompanying this proxy circular.

John A. Brussa	Ambassador Gordon D. Giffin	Kenneth Hartwick C.A.
The Hon. Michael J.L. Kirby	Rebecca MacDonald	The Hon. R. Roy McMurtry
Senator Hugh D. Segal	Brian R.D. Smith Q.C.	William F. Weld

If, for any reason at the time of the meeting, any of the above nominees are unable to serve, unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees. Except for Ken Hartwick and Rebecca MacDonald (both members of executive management), and John Brussa and Gordon Giffin (both of whom are partners at law firms to whom Just Energy pays legal fees), all other directors are independent.

In addition to the policies, codes of conduct, individual board mandates and other corporate governance rules of Just Energy (listed in the corporate governance structure diagram on page 62), and described in Schedule A, pages A1 to A9, the directors at Just Energy are subject to the following policies:

Independent Majority

As indicated above and as required by applicable legislation and regulation including the NYSE listing standards, a majority of the persons standing for election have, along with the nominating and governance committee, established their independence. All directors serving as voting members of the compensation committee, the nominating and governance committee and the audit committee (where Michael Kirby is the financial expert), are independent.

Directors to be Elected on an Individual Basis

As a corporate governance initiative approved in 2010, the nominee directors are being elected on an individual, as opposed to a slate, basis. The board of Just Energy has adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the nominating and governance committee for consideration promptly following the meeting. The nominating and governance committee shall consider the resignation and shall recommend to the board of Just Energy whether to accept it. The board will consider the recommendation and determine whether to accept it within 90 days of the meeting and a news release will be issued by Just Energy announcing the board’s determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Board Overloading

The directors of Just Energy approved a guideline on “Board Overloading” which was effective January 1, 2011. The guideline provides that as a principle of good corporate governance, directors of Just Energy should not serve on the boards of more than six publicly listed companies. The nominating and governance committee, after a consideration of all the circumstances, may determine annually, prior to the election of directors, to waive the guideline for persons who in exceptional circumstances with unique experience and expertise, should not be constrained from serving on the board. The nominating and governance committee has determined that the guidelines should not apply to John Brussa. See Schedule B, page B2.

Retirement Policy

On May 17, 2012 the board of Just Energy approved, as a corporate governance initiative, as being in the best interests of Just Energy and its shareholders and board renewal, a retirement policy pursuant to which directors must resign on the earlier of: (a) age 75 and (b) the day starting from the later of April 1, 2001 initial public offering and the day of the election or appointment to the board when a director has served on the board of Just Energy for more than 15 years. Special circumstances may exist or arise when it is in Just Energy’s best interests to waive the policy for up to maximum of three years based on a director’s contribution and expertise subject to solid annual performance assessments, positive peer evaluation reviews and shareholder approval. Two of Just Energy’s current directors who are standing for re election at the meeting will, based on the new retirement policy, be replaced by two qualified independent directors before the end of 2012.

Director Orientation and Continuing Education

On May 17, 2012 the board of Just Energy approved, as a corporate governance initiative, a policy to formalize its approach to a comprehensive orientation plan for new directors and a policy to encourage directors to participate in continuing education. The intent of the policies is to ensure that: (a) new directors, whether appointed to fill a vacancy on the board or to be elected at an annual meeting, be required to participate in a comprehensive orientation program to familiarize them with Just Energy’s business, board policies and committee structure, their fiduciary duties and responsibilities as directors and the contribution they are expected to make to the deliberations of the board and board committees, and (b) a program is in place to ensure all directors will have access to education and information on an ongoing basis, both internal and external, pertaining to matters in (a) above and to board effectiveness, the best practices associated with successful boards, briefings on strategy, succession planning and risk, so as to enable them to carry out their duties and responsibilities as outlined in the Just Energy board mandate and the mandate for individual directors both of which are published on Just Energy’s website www.justenergygroup.com. During the year ended March 31, 2012, the board: (i) held a two day strategy session on succession planning, NYSE listing alternatives, the management of commodity purchases, expansion and other business matters, (ii) received a presentation on insurance from its insurance carriers, (iii) held separate sessions on risk and the management of Just Energy’s commodity book and IFRS accounting and (iv) received a presentation on executive compensation from outside independent compensation consultants.

Board Diversity and Renewal

On May 17, 2012 the board of directors of Just Energy approved as a corporate governance initiative, a policy on board diversity and renewal on the basis that greater board diversity contributes to better corporate governance. The board of Just Energy believes that diversity should be considered in the context of ethnicity, gender, age, business experience, functional expertise, stakeholder perspectives and geographic background. Just Energy nominee directors reflect all of the above criteria including gender, legal, finance, accounting, business experience, public policy, management, regulatory and an age diversity ranging from 49 to 79.

Share Ownership

The board has adopted policies that require directors to receive $15,000 of their annual retainer in director deferred share grants (“DSGs”) or common shares and require directors to own a minimum of three times their annual base retainer of $65,000 ($210,000) in common shares and DSGs. See page 28.

All current directors are fully compliant with the ownership policy except for William Weld, who has three years to become compliant and R. Roy McMurtry who has until December 31, 2012 to meet the new $210,000 requirement.

Biographical Summaries of Directors

Biographical summaries including: ages, skill sets, independence, share ownership and the value of Just Energy securities at risk at March 31, 2012 and attendance records for each of the nine nominee directors are set forth below. Additional information is provided in the Chart on page 16. There are no interlocking directorships. One nominee, William F. Weld was appointed to the board on April 2, 2012 to fill the vacancy created by the resignation of Bruce Gibson.

JOHN A. BRUSSA Age 55 Calgary, Alberta Director since 2001 Not independent	Ownership of shares (includes vested and unvested DSGs) 94,249	March 31, 2012 value at risk @ $13.80 per share $1,300,636	Board and Committee attendance record Board – 100% Risk – 100% Compensation – (non voting) 100%	Areas of Expertise taxation energy risk compensation
Mr. Brussa has been a director of Just Energy since 2001 and currently serves on two board committees. He is a senior partner with the law firm Burnet, Duckworth & Palmer LLP where he specializes in taxation and energy law with a special expertise relating to businesses in the energy sector. Accordingly, his contribution to the proceedings of the board and its committees is invaluable. As indicated in Schedule B of this proxy circular, Mr. Brussa serves as a director on other public boards and committees, particularly in the oil and natural gas sectors. He serves as a member of the compensation committee on other public company boards and accordingly brings considerable compensation experience as a non voting member of Just Energy’s compensation committee. It is the view of other members of the Just Energy board that his experience and knowledge in these energy sectors and his regular participation at board and committee meetings adds significant value to the board of Just Energy. He has a 100% attendance record for board and committee meetings and serves on the risk and compensation committees.

82% of the votes cast at the 2011 annual meeting were for the approval of Mr. Brussa as a director of Just Energy.

AMBASSADOR GORDON D. GIFFIN Age 62 Atlanta, Georgia Director since 2006 Not independent	Ownership of shares (includes vested and unvested DSGs) 48,237	March 31, 2012 value at risk @ $13.80 per share $665,671	Board and Committee Attendance Record Board – 100% Risk – 100% Compensation – (non voting) 100%	Areas of Expertise compensation governance finance risk energy transportation
Mr. Giffin is a senior partner in the Washington, D.C. and Atlanta, Georgia based law firm, McKenna Long & Aldridge LLP. He has been a director of Just Energy since 2006 and currently serves on two board committees – the Risk Committee and the Compensation, Human Resources, Environmental, Health and Safety Committee. Mr. Giffin is a member of the Council of Foreign Relations, and is on the Board of Trustees for The Carter Center and on the Board of Counsellors of Kissinger-McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. As indicated in Schedule B of this Information Circular, Mr. Giffin serves on several boards of Canadian public companies and committees thereof in the financial, transportation and natural resource sectors and as such is in a unique position, based on his experience both as a director and lawyer, to contribute to a discussion of the issues required to be addressed by the board of Just Energy and its committees. He regularly attends all board meetings and committee meetings on which he serves, including the board meetings of all of Just Energy’s U.S. operating subsidiaries where he also serves as a director. He has a 100% attendance record for board and committee meetings for the year ending March 31, 2012.

94% of the votes cast at the 2011 annual meeting were for the approval of Mr. Giffin as a director of Just Energy.

KENNETH HARTWICK C.A. Age 49 Milton, Ontario Director since 2001 Not Independent	Ownership of shares (includes vested and unvested RSGs) 1,137,789	March 31, 2012 value at risk @ $13.80 per share $15,701,488	Board Attendance Record Board – 100%	Areas of Expertise financial compensation energy management governance marketing
Mr. Hartwick has been a director of Just Energy since 2008. Mr. Hartwick serves as President and Chief Executive Officer of Just Energy and its affiliated entities in Canada and the United States, and was previously Just Energy’s Chief Financial Officer. Before joining Just Energy he served as Chief Financial Officer of Hydro One from October 2001 to April 2004. Prior to joining Hydro One, Mr. Hartwick was Vice-President, Cap Gemini Ernst & Young (consulting business) (May to October 2000) and a partner of Ernst & Young LLP (auditors) from July 1994 to April 2000. Mr. Hartwick has a 100% attendance record for board meetings for the year ended March 31, 2012. As indicated in Schedule B, he is also a director of one other Canadian public company, where he serves as chair of the audit committee and chair of the compensation committee. He is also a member of the Ontario Energy Association.

98% of the votes cast at the 2011 annual meeting were for the approval of Mr. Hartwick as a director of Just Energy.

The HON. MICHAEL J.L. KIRBY Age 70 Ottawa, Ontario Director since 2001 Independent	Ownership of shares (includes vested and unvested DSGs) 37,145	March 31, 2012 value at risk @ $13.80 per share $512,601	Board and Committee Attendance Record Board – 100% Risk – 100% Audit – 100%	Areas of Expertise financial expert risk governance public policy government relations
Mr. Kirby is Chairman of the Partners for Mental Health a national mental health charity and a corporate director. Mr. Kirby was a Member of the Senate of Canada from 1984 until 2006. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University, Simon Fraser University, York University, Carleton University and the University of Alberta. Mr. Kirby is the financial expert on the audit committee for purposes of the NYSE listing standards.

As indicated in Schedule B of this proxy circular, Mr. Kirby serves as a member of the board and committees of several public Canadian companies in several diverse business sectors which uniquely qualify him to serve as chair of the audit committee and chair of the risk committee of Just Energy. He is a dedicated and committed director reflected by a 100% attendance record at all Just Energy board and committee meetings for the year ended March 31, 2012. Until 2005, Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Council. Previously, Mr. Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues, and was Chair of the Standing Senate Committee on Social Affairs, Science and Technology. From 2007 until March, 2012 he was Chairman of the Mental Health Commission of Canada. Mr. Kirby brings to the Just Energy board expertise in finance, risk, accounting and public accountability.

99% of the votes cast at the 2011 annual meeting were for the approval of Mr. Kirby as a director of Just Energy.

REBECCA MACDONALD Age 58 Toronto, Ontario Director since 2001 Not Independent	Ownership of shares (includes vested and unvested RSGs) 6,474,658	March 31, 2012 value at risk @ $13.80 per share $89,350,280	Board Attendance Record Board – 100%	Areas of Expertise energy marketing regulatory investor relations management
Ms. MacDonald was the principal founder of Just Energy and has been a director since 2001. She has been engaged in the deregulation of natural gas for over 22 years. Before forming Just Energy in 1997 she was the president of EMI, another successful energy marketing company. She became an officer of the Just Energy in January 2000 and previously served as chief executive officer. For the past five years she has been Just Energy’s executive chair. She is a past director of the Canadian Arthritis Foundation and is actively involved in a number of other charities. She founded the Rebecca MacDonald Centre for Arthritis Research at Toronto’s Mount Sinai Hospital. She was named Canada’s top woman CEO for 2003, 2004, 2005, 2006 and 2007 by Profit Magazine. She was also named Ontario Entrepreneur of the Year by Ernst and Young in 2003. On April 3, 2009 she received the International Horatio Alger Award – Canada. Ms. MacDonald has a 100% attendance record for board meetings for the year ended March 31, 2012. She was recently elected to the board of Canadian Pacific Railways Limited.

98% of the votes cast at the 2011 annual meeting were for the approval of Ms. MacDonald as a director of Just Energy.

THE HON. R. ROY MCMURTRY Age 79 Toronto, Ontario Nominee Independent	Ownership of shares (includes vested and unvested RSGs) 13,528	March 31, 2012 value at risk @ $13.80 per share $186,686	Board and Committee Attendance Record Board – 100% Compensation – 100% Nominating and Governance – 100%	Areas of Expertise utilities governance public policy
Mr. McMurtry has been a director of Just Energy since June, 2007. He currently serves as a member of the Compensation, Human Resources, Environmental, Health and Safety Committee and the Nominating and Corporate Governance Committee. Mr. McMurtry was Attorney General for the Province of Ontario from 1975 to 1985, the High Commissioner for Canada in Great Britain from 1985 to 1988 and was Chief Justice, Province of Ontario from February 1996 to May 31, 2007, and currently serves as Counsel, Gowling Lafleur Henderson LLP. Mr. McMurtry is also an Officer of the Order of Canada, a member of the Order of Ontario and has received a number of honorary degrees. He is also the Chancellor of York University. Mr. McMurtry’s experiences in public life and contribution to the judicial system in Canada uniquely qualifies Mr. McMurtry to contribute to the deliberations of a public company engaged in the marketing of energy contracts and related products to the public. He has a 100% attendance record for Board and committee meetings for the year ended March 31, 2012.

99% of the votes cast at the 2011 annual meeting were for the approval of Mr. McMurtry as a director of Just Energy.

SENATOR HUGH D. SEGAL Age 61 Kingston, Ontario Director since 2001	Ownership of shares (includes vested and unvested DSGs) 23,511	March 31, 2012 value at risk @ $13.80 per share $324,452	Board and Committee Attendance Record Board – 100% Risk – 100% Audit – 100% Nominating and Corporate Governance – 100% Compensation – 100%	Areas of Expertise risk finance marketing governance government relations public policy
Mr. Segal has been a director of Just Energy since 2001. Mr. Segal is a Canadian Senator. He is a director of one other Canadian public company as described in Schedule B of this proxy circular.and is Director of the Canadian Defence and Foreign Affairs Institute in Calgary, a Member of the Atlantic Council and a former President of the Institute for Research on Public Policy. Mr. Segal was the recipient of the Order of Canada in 2003, an Honorary Doctorate from the Royal Military College in 2004 and made an Honorary Captain of the Canadian Navy in 2005. Mr. Segal earned his Bachelor of Arts (history) degree in 1972 from the University of Ottawa and studied international trade economics at the graduate level at the Norman Patterson School of International Affairs at Carleton University. In 2003, after serving as Chief of Staff to the Prime Minister, he was named Senior Fellow at the School of Policy Studies, Queen’s University, and is also an Adjunct Professor of public policy at Queen’s School of Business. His experience on several public company boards and committees and his expertise in social, economic, foreign policy and public administration qualify him well to serve as lead director and vice chairman of Just Energy and a member of all four Just Energy board committees. He attended all board, committee and strategy meetings and has a 100% attendance record for the year ended March 31, 2012.

99% of the votes cast at the 2011 annual meeting were for the approval of Mr. Segal as a director of Just Energy.

BRIAN R.D. SMITH Q.C. Age 61 Victoria, B.C. Director since 2001	Ownership of shares (includes vested and unvested DSGs) 55,741	March 31, 2012 value at risk @ $13.80 per share $769,226	Board and Committee Attendance Record Board – 100% Risk – 100% Audit – 100% Compensation – 100%	Areas of Expertise financial governance risk public policy government relations energy
Mr. Smith has been a director of Just Energy since 2001. He served as Minister of Education, Minister of Energy and the Attorney General in the government of British Columbia between 1979 and 1988 and was Chair of Canadian National Railways between 1989 and 1994. He was the Chair of British Columbia Hydro from 1996 to 2001 and presently serves as the Federal Chief Treaty Negotiator and is an Energy Consultant associated with the law firm of Gowling Lafleur Henderson LLP. He is a member of the board and committees of several Canadian public companies as indicated in Schedule B of this proxy circular and based upon his involvement on other public company boards and committees (including as a member of several audit and compensation committees), is qualified to serve as Chair of the Compensation, Human Resources, Environmental, Health and Safety Committee and as a member of the Audit Committee and Risk Committee of the Board and has a 100% attendance record for the year ended March 31, 2012.

99% of the votes cast at the 2011 annual meeting were for the approval of Mr. Smith as a director of Just Energy.

WILLIAM F. WELD Age 65 New York, NY Director since 2012	Ownership of shares (includes vested and unvested DSGs) Nil	March 31, 2012 value at risk @ $13.80 per share Nil
Board and Committee Attendance Record

Mr. Weld was appointed to the audit committee and corporate governance committee on April 2, 2012 and has attended 100% of all board and committee meetings since his appointment.
Areas of Expertise finance public policy governance government relations
Mr. William F. Weld currently practices with the law firm of McDermott Will & Emery, in Washington, DC and New York where he specializes in government strategies, corporate governance and compliance and international business best practices. Mr. Weld has a very distinguished career in government and business. He also served as Senior Advisor to the Chair of Ivanhoe Capital Corporation, a private holding company headquartered in British Columbia.

During the 1990’s, Mr. Weld served two terms as Governor of Massachusetts, being elected in 1990 and re-elected in 1994. He served as national co-chair of the Privatization Council and led business and trade missions to many counties in Asia, Europe, Latin America and Africa. He also served as a director of other public companies and is an active member of the United States Council on Foreign Relations. Prior to his election as governor, Mr. Weld was a federal prosecutor for seven years, serving as the Assistant U.S. Attorney General in charge of the Criminal Division of the Justice Department in Washington, D.C. and the U.S. Attorney for Massachusetts during the Reagan administration. He was also a commercial litigator in Boston and Washington.

Director Attendance Record

The Table below indicates the attendance record for all board and committee meetings for each person who was a director of Just Energy during the year ended March 31, 2012 including the number of board and committee meetings held for such period.

The outside directors also meet separately, in camera, without management present at the end of each board and committee meeting.

The director attendance record was 100% for all board and committee meetings for the year ended March 31, 2012.

Name of Director	Number of Board Meetings attended of which there were 9(1)(2)(3)	Number of Audit Committee Meetings attended of which there were 5 (Kirby, Segal, Gibson and Smith)(1)(3)	Number of Compensation, Human Resources, Environmental Health and Safety Committee Meetings attended of which there were 4 (Giffin, Smith, McMurtry, Segal and Brussa)(4)(1)(3)	Number of Nominating and Corporate Governance Committee Meetings attended of which there were 4 (Segal, Gibson and McMurtry)(1)(3)	Number of Risk Committee Meetings attended of which there were 4 (Kirby, Giffin, Segal. Smith and Brussa)(1)(3)
John A. Brussa	9	-	4	-	4
B. Bruce Gibson(5)	6	3	-	3	-
Gordon D. Giffin	9	-	4	-	4
Ken Hartwick	9	-	-	-	-
Michael J.L. Kirby	9	5	-	-	4
Rebecca MacDonald	9	-	-	-	-
Roy McMurtry	9	-	4	4	-
Hugh D. Segal	9	5	4	4	4
Brian R.D. Smith	9	5	4	-	4

Notes:

(1)	Includes meetings attended in person or by telephone conference call.

(2)	Excludes a two day strategy session attended by all directors but includes the board meeting held at the conclusion thereof.

(3)	In camera meetings of the board and committees (excluding management directors) were held at the conclusion of all board and committee meetings.

(4)	Messrs. Giffin and Brussa serve as non-voting members.

(5)	Resigned from the board effective April 2, 2012 and was replaced by William F. Weld.

Director Nominees

The names, jurisdiction of residence, principal occupations, year in which each became a director of Just Energy and the number of common shares, DSGs, RSGs, convertible debentures and other securities of Just Energy beneficially owned or over which control or direction is exercised by the nominees for director, at March 31, 2012, are as follows:

Name, Jurisdiction of Residence and Year First Became a Director	Position with Just Energy	Principal Occupation	Common Shares Beneficially Owned or Over which Control or Direction is Exercised(6)(7)	RSGs/DSGs/Options Beneficially Owned(6)(7)(8)
John A. Brussa(2)(4) Alberta, Canada 2001	Director	Partner, Burnet, Duckworth & Palmer LLP	82,000 Shares	12,249 DSGs
The Hon. Gordon D. Giffin(2)(4) Georgia, U.S.A. 2006	Director	Senior Partner, McKenna, Long & Aldridge LLP	9,107 Shares	39,130 DSGs
Ken Hartwick C.A. Ontario, Canada 2008	President, Chief Executive Officer and Director	President and Chief Executive Officer of Just Energy	29,264 Shares	1,079,261 RSGs
The Hon. Michael J.L. Kirby(1)(4) Ontario, Canada 2001	Director (Independent)	Corporate Director	25,776 Shares	11,369 DSGs
Rebecca MacDonald Ontario, Canada 2001	Executive Chair and Director	Executive Chair of Just Energy	5,846,120 Shares	628,538 RSGs
The Hon. R. Roy McMurtry Toronto, Canada 2007	Director (Independent)	Counsel, Gowling Lafleur Henderson LLP	6,525 Shares	6,993 DSGs
Senator Hugh D. Segal(1)(2)(3)(4)(5) Ontario, Canada 2001	Lead Director and Vice Chair of the Board (Independent)	Member of the Senate of Canada and Senior Fellow, School of Policy Studies, Queens University	11,760 Shares	11,751 DSGs
Brian R. D. Smith, Q.C. British Columbia, Canada 2001	Director (Independent)	Federal Chief Treaty Negotiator and Energy Consultant	9,097 Shares	46,644 DSGs
William F. Weld(1)(3) New York, U.S.A. 2012	Director (Independent)	Partner, McDermott Will & Emery	Nil	Nil

Notes:

(1)
Member of the audit committee. Mr. Kirby is the chair and the financial expert. All members are financially literate. Mr. Weld became a director on April 2, 2012 and was appointed to the Committee on April 4, 2012.

(2)	Member of the compensation committee. Mr. Smith is the chair.

(3)	Member of the governance and nominating committee. Mr. Segal is the chair. Mr. Weld became a director on April 2, 2012 and was appointed to the Committee on April 4, 2012.

(4)	Member of the risk committee. Mr. Kirby is the chair. Mr. Giffin is the vice chair.

(5)	Appointed lead director by the board of directors on January 17, 2005 and vice chair of the board on May 20, 2010.

(6)
For the year ended March 31, 2012, the non-management directors of Just Energy were required to receive $15,000 of their $50,000 annual base retainer (base retainer increased to $65,000 per year commencing January 1, 2012), in fully paid deferred share grants (“DSGs”) and/or common shares (with one-quarter thereof payable at the end of each quarter) and are entitled to elect to receive all or a portion of their remaining director’s fees in fully paid DSGs and/or common shares of Just Energy (with one-quarter thereof payable at the end of each quarter) pursuant to the Just Energy DSG Plan. The purpose of the Just Energy DSG Plan is to provide effective incentives for the independent directors to promote the business and success of Just Energy by encouraging the ownership of DSGs and/or common shares. The DSGs and/or common shares are credited to a director’s DSG and/or common share account at the end of each quarter (the “Grant Date”) and are based upon the weighted average trading price of the common shares for the 10 trading days on the TSX preceding the end of each quarter. DSGs may not be exchanged for common shares and common shares may not be released to directors until the earlier of: (i) three years from the Grant Date, (ii) the day such director ceases to be a director of Just Energy and (iii) a change of control, providing that no common shares may be issued after the expiry of 10 years from the Grant Date. As indicated above, the directors are entitled to elect to receive common shares as well as or in combination with DSGs.

The price used to determine the number of DSGs and/or common shares granted to directors pursuant to the Just Energy DSG Plan was: $14.07, for the quarter ended June 30, 2011; $11.26, for the quarter ended September 30, 2011; $10.97, for the quarter ended December 31, 2011 and $13.56 for the quarter ended March 31, 2012 based on the weighted average trading price of common shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

The total number of DSGs and/or common shares issuable or issued pursuant to the Just Energy DSG Plan may not exceed 200,000. As at March 31, 2012, the non-management directors owned a total of 137,748 DSGs and 9,107 common shares under the DSG Plan. The number of DSGs and /or common shares to which a director is entitled to receive is increased pursuant to a formula in the Just Energy DSG Plan reflecting the amount of the dividends which a director would have received if he held common shares in lieu of DSGs. All RSGs held by the management directors are governed by their respective employment agreements, individual RSG grant agreements and the Just Energy RSG Plan, are subject to vesting and continued employment on the applicable vesting dates, and are exchangeable into common shares on a one-for-one basis. Neither the DSGs nor the RSGs carry the right to vote.

The Just Energy DSG Plan may not be amended without shareholder approval and the consent of the TSX. The maximum number of DSGs and/or common shares currently available for issue under the Just Energy DSG Plan is 54,638.

(7)
Each director is required by December 31, 2012 to hold a minimum number of common shares (including RSGs and DSGs) equal to at least three times the director’s base retainer of $50,000 (i.e., $150,000) increased to $65,000 (i.e., $210,000 effective January 1, 2012). Based on the TSX closing market price for common shares of $13.80 on March 31, 2012, all directors are compliant with the $210,000 threshold other than Mr. Weld who has three years from his appointment to be compliant and Mr. McMurtry who has until December 31, 2012 to be compliant. See “Ownership of Securities by Outside Directors”.

(8)	See “Compensation of the Directors and Officers of Just Energy – Share Option Plan” for a description of Just Energy Options.

The information as to the common shares, DSGs and RSGs of Just Energy, has been furnished by the respective nominees as of March 31, 2012. For further information on director compensation see the director compensation table on page 26 and additional information on pages 7 to 17 of this proxy circular.

APPOINTMENT OF AUDITORS OF JUST ENERGY

The board of directors proposes that Ernst & Young LLP (“E&Y”) be re-appointed as auditors of Just Energy until the next annual meeting at such remuneration as may be approved by the board of directors. E&Y in Canada is a member firm of Ernst & Young Global, which employs 152,000 people in 709 offices in 140 countries. The Canadian firm employs approximately 4,200 people. Headquartered in Canada in Toronto, Ontario, E&Y has offices in 15 locations across Canada. The U.S. firm employs approximately 27,000 people with offices in 77 locations. They provide a full range of assurance, tax, advisory and transaction services to clients across a range of industries, including many energy companies. In order to be effective, the resolution re-appointing E&Y as auditors and authorizing the directors to fix their remuneration as such, must receive the affirmative vote of a majority of the votes cast by shareholders in person or by proxy.

For fiscal 2012, fees charged by E&Y for audit and related services to Just Energy and its subsidiaries were $949,000 (2011 – $827,000). Additional fees for tax related services were $325,000 (2011 – $161,500); and other fees were $257,500 (2011 – $103,331). Total fees for fiscal 2012 were $1,531,500 (2011 – $1,091,831). No other services were provided to Just Energy and its subsidiaries by E&Y.

99% of the votes cast at the 2011 annual meeting were cast in favour of the appointment of E&Y as independent auditors of Just Energy.

The audit committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors and is satisfied that they are. All services provided by E&Y were approved by the audit committee.

The board of directors of Just Energy recommends a vote “FOR” the resolution approving the appointment of Ernst & Young LLP as independent auditors for Just Energy for the fiscal year ending March 31, 2013 and authorizing the board of directors of Just Energy to fix their remuneration as such.

JUST ENERGY’S APPROACH TO EXECUTIVE COMPENSATION – SAY ON PAY

General Background

In keeping with an announcement made by Just Energy in 2010, the board of directors has acted to provide shareholders with an opportunity to cast in an advisory capacity, a non-binding vote on Just Energy’s approach to executive compensation as discussed and disclosed under the headings “Compensation Objectives and Components – General” and “Compensation Components – Specific Criteria” on pages 30 to 37 of this proxy circular. These sections of the proxy circular describe the role of the compensation committee and the board of directors in overseeing compensation at Just Energy, as well as key activities completed by the compensation committee over the past year including the implementation of formal processes for ensuring that risk is appropriately considered in Just Energy’s compensation plans. In addition, these sections describe Just Energy’s executive compensation principles, the key design features of compensation plans for the NEOs, and the alignment of Just Energy’s programs to principles for sound compensation practices published by the Canadian Coalition for Good Governance, an institutional shareholder group that, with securities regulatory authorities, are playing a key role in compensation reform initiatives for public companies. As the vote is advisory, the resolution is non-binding.

The result of the shareholder vote on compensation at Just Energy’s June 29, 2011 annual meeting was that 86% of the votes cast by shareholders voting on the matter approved, in an advisory, non-binding capacity, Just Energy’s approach to executive compensation.

Just Energy’s Say on Pay Policy, included at Schedule D in this proxy circular provides that, if a majority or significant proportion of the common shares represented in person or by proxy at the meeting are voted against the advisory resolution, the lead director and vice chairman of the board will oversee a process to seek to better understand opposing shareholders’ specific concerns. The compensation committee will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of shareholders’ specific concerns and may take recommendations to the board for implementation by the compensation committee. Just Energy intends to disclose a summary of the process undertaken and an explanation of any changes to executive compensation within six months of the shareholders’ meeting and in any case, not later than in the next proxy circular.

Compensation Consultants

So that Just Energy’s approach to executive compensation: (a) motivates the right behaviors, (b) ensures pay for performance, (c) ensures that executive compensation decisions are aligned with the creation of sustainable, long-term shareholder value, (d) sustains Just Energy’s ability to maintain the current level of dividends and (e) will ensure that executive compensation at Just Energy is not excessive and does not encourage excessive risk relative to an industry peer group, the compensation committee retained Hugessen Consulting as compensation consultants in February, 2012 prior to the end of its March 31, 2012 fiscal year end to advise the committee in the context of the above principles with the following mandate:

•	to develop appropriate industry peer group companies for pay and performance benchmarking;

•	to conduct a pay analysis to benchmark compensation for the CEO and CFO positions; and

•
to develop alternatives on the design of Just Energy’s short and long term incentive plans which plans, while specifically designed for the CEO and CFO, could be applied to the other NEOs and throughout Just Energy.

The major recommendations in the Hugessen Report dated April 4, 2012 have been adopted. See page 20 and pages 38 and 39.

To complete its assessment, address the above mandates and to articulate its recommendations, representatives of Hugessen met on several occasions with the CEO, the lead director and the chair of the compensation committee and were afforded the opportunity to speak with any one or more directors of their choice.

The consultants reported to the directors on April 4, 2012. While the recommendations in their report and the changes to executive compensation made by the compensation committee for the year ending March 31, 2012 and for the year commencing April 1, 2012 are described in detail elsewhere in this proxy circular, to summarize:

1.
Peer Group and Benchmarking.  By developing a “general industry peer group” of companies and by conducting both a size adjusted and standard quartile compensation analysis, the compensation consultants independently confirmed the “industry specific peer group” of companies identified by Just Energy management for CEO/CFO benchmarking purposes. See pages 38 and 39.

2.
Short Term Incentive bonuses.  With input from the compensation committee, the compensation consultants identified formulaic growth criteria as targets for determining the short term incentive bonus, in lieu of a discretionary approach for each of the executive chair, CEO and CFO which the committee used in determining the short term annual bonuses for the executive chair, CEO and CFO for the year ended March 31, 2012 and will use the formulaic criteria exclusively for the year starting April 1, 2012. See pages 33 and 48.

3.
Long Term Incentive bonuses.  With input from the compensation committee, the compensation consultants developed a new matrix of targeted, objective, formulaic criteria, each related to annual incremental growth and the creation of shareholder value which the committee will use to determine long term incentive bonuses for the executive chair, the CEO and CFO for the year commencing April 1, 2012. The criteria incorporate more mainstream bottom line shareholder friendly metrics suitable to Just Energy’s business including adjusted EBITDA per share, embedded gross margins and new business ventures (revenues). The potential awards are capped so as not to encourage undue risk. See page 34 and pages 48 and 49.

4.	Other. The compensation committee adopted the compensation consultants recommendations:

	(a)	to alter the short term bonus opportunity for the CEO to between 75% and 150% of base salary,

	(b)	to maintain the short term bonus opportunities for the executive chair and CFO at between 50% and 100% of base salary, and

(c)
to permit each of the above referenced executives to receive 100% of their short term incentive bonus in cash with an entitlement to elect to take all or a portion thereof in RSGs, in each case for the year ended March 31, 2012 and for the year commencing April 1, 2012.

The 100% cash option (formerly 50/50 cash/RSGs), was recommended by Just Energy’s compensation consultants in the context of Just Energy’s comparator peer group, as the executive chair, CEO and CFO already own a significant amount (number and value) of Just Energy securities. See page 37.

Executive Compensation – Related Fees

The compensation committee is authorized to retain independent compensation consultants to provide an analysis and advice on compensation matters. The following table provides a breakdown of the services provided and compensation related fees paid during 2011 and 2012 to Hugessen Consulting:

Year	Nature of Work/Mandate(1)(2)	Approximate Fees (including expenses)
2012	Developing pay and performance peer groups with supporting rationales and pay benchmarking.	$11,500
	Conduct a pay analysis for the CEO and CFO and a pay performance analysis.	$22,500
	Review and recommend revisions as appropriate to the short and long term incentive plan.	$6,000
	Conduct interviews, report to the board, research and other.	$37,857
	Total	$77,857
2011	Advise on the competitiveness and appropriateness of Just Energy’s compensation programs for the five NEOs; and related corporate governance practices, including:	$41,923
	(i) Comparator group selection;
	(ii) Compensation benchmarking for the CEO and CFO positions;
	(iii) Review of incentive plans;
	(iv) Corporate governance review; and
	(v) Performance analysis.
	Total	$41,923

Notes:

(1)
Hugessen Consulting are independent and have no relationship of any nature to any of Just Energy’s directors or NEO’s other than having advised compensation committees of other public company boards where three directors of Just Energy also serve as directors.

(2)	Hugessen Consulting has not performed any other services to Just Energy or any affiliate thereof other than as described above.

The decisions made by the compensation committee and board of Just Energy on executive compensation are the sole responsibility of the Just Energy compensation committee and board and reflect factors and considerations other than the information and recommendations provided by Hugessen Consulting.

COMPENSATION AND GOVERNANCE COMMITTEES – LETTER TO SHAREHOLDERS

Dear Shareholder,

Just Energy is committed to transparency in communicating with investors, customers, regulators and the public. This commitment extends to the decisions we make about compensation. Shareholders are entitled to a clear understanding of executive compensation and the considerations that drive our decision-making process each year.

In furtherance of the above principles and in keeping with a decision made last year, Just Energy’s board of directors is providing its shareholders for the second time an opportunity to cast an advisory vote on

Just Energy’s approach to executive compensation at its June 28, 2012 annual meeting. Details of Just Energy’s “Policy on Engagement with Shareholders on Governance” and its “Say on Pay” proposal are discussed earlier in this proxy circular. Based on the results of the vote and discussions with shareholders and institutional groups which represent them, we will continue to fine-tune our approach to make sure that we continue to motivate the right behaviours by aligning pay decisions with the creation of sustainable, long-term shareholder value and our ability to sustain the current level of dividends. The decision to retain Hugessen Consulting as compensation consultants underscores our desire to obtain expert advice with respect to the above principles.

86% of the votes cast at the 2011 annual meeting were voted in favour of Just Energy’s approach to executive compensation.

The details of Just Energy’s approach to compensation, including the policies to ensure that risk is appropriately considered, are discussed in the Compensation Discussion and Analysis section of this proxy circular. As you consider your say-on-pay vote this year, we would like to draw your attention to the following highlights:

Performance and Compensation for the Year Ended March 31, 2012 and Use of Compensation Consultants

When determining compensation, the compensation committee considers a number of financial and non-financial performance measures that were selected with the assistance of compensation consultants and prior to the commencement of the year commencing April 1, 2012, based on their alignment with Just Energy’s strategy of producing long-term, profitable growth by developing and growing a profitable business and delivering value to our customers, shareholders and other stakeholders. As indicated under the heading “Compensation Consultants” on page 19, the short term bonuses for the year ending March 31, 2012 reflect several of the recommendations made by our compensation consultants which the committee has implemented for the year commencing April 1, 2012.

Our Approach to Executive Compensation

Just Energy is focused on a pay-for-performance approach to compensation. This philosophy supports the execution of Just Energy’s growth strategy to diversify and expand its suite of energy products and services and our commitment to deliver ongoing and consistent returns to shareholders. Our approach to compensation is set to achieve one ultimate goal: to create sustained value for you. As a result, our executive compensation policies and programs are designed to attract and retain the highest caliber of individuals at a competitive cost to Just Energy, and to ensure that they are motivated to pursue our goal to create long term sustainable shareholder value in terms of growth in the value of our equity and sustainable dividends for our shareholders.

Compensation and Risk

We recognize executive compensation must support an appropriate level of risk. We are responsible for ensuring our compensation policies and practices do not encourage undue risk-taking on the part of our executives. To this end, we have practices in place to mitigate the risks associated with our compensation policies and programs, all of which are discussed in greater detail under the Compensation Discussion and Analysis. They include significant common share ownership requirements for both directors and executive officers, trading restrictions, requirements that NEOs receive a significant percentage of their annual bonuses in securities of Just Energy vesting over three years, fixed maximums or caps for long term incentive payments for the executive chair, CEO and CFO and long term hold requirements for NEO’s to whom long term retention restricted share grants were made available in May 2010 of which 70% must be held until April 2018 and requirements that executive management control margins on energy products with respect to which the other two NEOs (President of each of Momentis and NEC) are compensated. In addition, executive management exercises control over expansion plans with respect to the waterheater, HVAC and Momentis businesses.

Our Compensation Decisions for the Year Ended March 31, 2012

Except as described below, we did not make any significant policy changes to the design or performance target levels for salaries and variable compensation for the year ending March 31, 2012:

•
As a policy, salaries are reviewed annually and there were minor increases to the base salaries for the NEOs (other than the president and CEO), for the year ending March 31, 2012 – i.e. a total of approximately 2.4%. The base salary for the CEO and president was increased from $700,000 to $850,000 (21% increase) to reflect his leadership, commitment, exemplary performance and increasing responsibilities for the year commencing April 1, 2011. Two of our NEOs received no increase.

•
Short-term discretionary performance bonus opportunities of up to 100% of base salary were paid as to 100% ($600,000) to the executive chair, 88% ($400,000) to the CFO and 140% ($1,190,000) to the CEO to reflect his leadership, commitment and exemplary performance. The decision to permit each of them to receive 100% of their short term incentive payments in cash (as opposed to 50% cash – 50% RSGs) was based on the recommendation of our compensation consultants as they were, in prior years, receiving a significantly higher proportion of total direct compensation in equity when compared to the average of the industry specific peer group. See page 20.

•
Long term incentive payments, 100% of which are required to be paid in restricted share grants vesting over three years from their effective grant date subject to continuing employment on each applicable vesting date, were granted at March 31, 2012 for the year then ended representing a total of approximately 40% of all direct compensation paid to the NEOs. There are no pension plans at Just Energy.

As indicated under the heading “Compensation Consultants” on page 19, some of the compensation awards for the year ended March 31, 2012 reflected the recommendations of our compensation consultants relating to executive compensation for the year commencing April 1, 2012.

Short Term Performance Awards

The short-term performance awards are based on several critical financial operating metrics, including the performance by each NEO of their individual duties and responsibilities under their employment agreements. The financial operating metrics include, customer growth, attrition, bad debts, adjusted EBITDA and other factors, all of which components reflect the year over year growth of Just Energy while sustaining its dividend level and enhancing its ability to return value to shareholders. This combination of well-established financial measurements offered the executive team a clear, straightforward and motivating compensation structure. In making the short term performance bonus awards for the year ended March 31, 2012, the Committee also took into account the extra- ordinary effort of the NEOs associated with the Fulcrum Acquisition and the financing thereof, the continuing expansion of the Hudson broker channel business to other sectors of Just Energy’s business, the listing of Just Energy’s shares on the NYSE in January 2012, significant amendments to Just Energy’s credit facility and intercreditor agreement and the expansion of Just Energy’s product offerings including growth in embedded margin related to the lease of waterheaters and other HVAC products, the further development of JustGreen and JustClean products, the significant growth in the solar installation business, the development of additional sales channels, especially the Momentis network marketing business and the achievement of close to name plate capacity at TGF’s ethanol plant. The committee also took into account the new short term formulaic criteria and targets recommended in our compensation consultants April 4, 2012 report described on page 33 of this proxy circular to be used as suggested by our compensation consultants for the year ending March 31, 2013.

Long Term Targeted Incentive Payments

Long term targeted incentive payments for three of the five NEOs, described on page 34 of this proxy circular were based on the ability of Just Energy to incrementally, year over year, outperform the budget approved by the audit committee and the board – on an annual incremental basis relative to six growth criteria – which are the drivers for growth, shareholder value and sustainable dividends. The bonuses were paid entirely in restricted share grants vesting over three years subject to continuing employment on each applicable vesting date. Separate targeted growth criteria were established for the presidents of each of Momentis and the National Home Services’ waterheater and HVAC business. See pages 44 to 46.

Long Term Retention Restricted Share Grants

The grant to the CEO and CFO of long term retention restricted shares in 2010, 5% of which vested at March 31, 2012 continues to achieve its objectives, to motivate the CEO and CFO both of whom are committed to the long term growth and development of the business. They continue to provide a key additional retention incentive based on the fact that the grants vest only on an deferred five year basis, 5% on March 31, 2012, 10% on each of March 31, 2013 and 2014 so that 70% of the restricted share grants would not vest until March 31, 2015 subject to continued employment on each applicable vesting date. 70% must be held as common shares or restricted share grants and may not be disposed of until April, 2018.

In 2012 we reviewed the compensation paid to executives to ensure its continued relevance to Just Energy’s objectives. Considering the Just Energy team’s strategic execution and market performance, with the changes recommended by our compensation consultants for the year ending March 31, 2013 and described on page 20 and pages 48 and 49, we remain confident that the positioning of executive compensation to market is appropriate. See also executive compensation and benchmarking on pages 38 and 39.

For the year ending March 31, 2012, 100% of all long term targeted incentive payments for four of the five NEOs (approximately 40% of the total direct compensation paid to the NEO’s for the year ending March 31, 2012) was paid in restricted share grants vesting over three years (except as otherwise indicated below) from the grant date, subject to continued employment on each applicable vesting date as follows:

Name of NEO	Total Direct Compensation For Year Ended March 31, 2012(1)	Amount and % of Total Direct Compensation paid in Non-Cash Considerations i.e., Restricted Share Grants
Rebecca MacDonald	$3,000,000	$1,700,000	57%
Ken Hartwick	$3,740,000	$1,700,000	45%
Beth Summers	$1,530,000	$ 680,000	44%
Mark Silver(2)	$4,070,000	$1,410,168	35%
R. Andrew McWilliams(3)	$2,949,280	$ 877,578	19%
______________
Notes:

(1)
Includes base salary (if any), short term performance bonus payments (if any) and long term targeted bonus payments. See note (5) to the Summary Compensation Table – NEOs on page 56 of this proxy circular.

(2)	100% of the 116,698 RSGs granted to Mark Silver vest one year from each applicable grant date. See page 45.

(3)
Elected to receive 91% of his short term bonus in 37,016 RSGs which vested immediately. 100% of his estimated long term incentive bonus ($400,000) will be paid in RSGs (29,828 RSGs) vesting over three years. Amounts translated from U.S.$ to CAD$ are based on a fiscal 2012 average exchange rate of 0.9930.

The above referenced compensation arrangements for the executive chair, CEO and CFO were, with some minor modifications, recommended by Just Energy’s compensation consultants and have been accepted by the committee for the year ending March 31, 2013.

Conclusion

The responsibility for executive compensation rests with the board of directors, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve including those based on the recommendations of our compensation consultants. Members of the board, including those individuals not currently board members, will be present at the annual shareholder meeting, to be held on June 28, 2012, to answer any questions you may have about executive compensation.

Our approach to executive compensation supports the execution of Just Energy’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders. Just Energy’s approach to compensation focuses on long term growth, an appropriate compensation mix, uses formulas and weighting vs. discretion, risk oversight and related design processes.

The undersigned support Just Energy’s executive compensation policies and programs and, support shareholder comprehension and request shareholder support with respect to the Say on Pay vote.

Brian Smith Chair of the compensation committee and a member of each of the risk and audit committees.	Hugh Segal Lead director, vice chair of the board, chair of the governance committee and a member of the audit, risk and compensation committees.

May 18, 2012

Say on Pay Resolution

At the meeting, shareholders will be asked to consider and, if deemed advisable, pass the Say on Pay resolution approving Just Energy’s approach to executive compensation in accordance with the policy set forth in Schedule D attached to this proxy circular. In order to be approved, the resolution must receive the affirmative vote of a majority of the votes cast by shareholders represented in person or by proxy at the meeting.

Directors’ Recommendation

The board of directors recommends that shareholders vote FOR the resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“RESOLVED” that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed under the heading “Compensation Discussion and Analysis” on pages 30 to 49 of this proxy circular.

COMPENSATION OF THE DIRECTORS AND OFFICERS OF JUST ENERGY

Compensation of Outside Directors

Director Compensation Table

The following table indicates the compensation paid by Just Energy to its outside directors for the years ended March 31, 2010, 2011 and 2012. The two management directors, Rebecca MacDonald and Ken Hartwick, do not receive any fees or benefits for serving as a director.

Name of Director	Year Ended March 31	Fees Earned(1)	Share Based Awards(2)	Option Based Awards(3)	All Other Compensation(4)	Total(6)
John A. Brussa	2012 2011 2010	$ 54,500 $ 69,250 $ 69,000	$26,250 $18,750 $15,000	NIL NIL NIL	NIL NIL NIL	$ 80,750 $ 88,000 $ 84,000
B. Bruce Gibson(7)	2012 2011 2010	NIL $ 62,000 $ 18,000	$79,750 $33,000 $ 3,750	NIL NIL NIL	$19,860(5) $20,328(5) NIL	$ 99,610 $115,328 $ 26,350
Gordon D. Giffin	2012 2011 2010	NIL(2) NIL(2) NIL(2)	$89,250 $88,500 $84,500	NIL NIL NIL	$19,860(5) $20,328(5) $21,808(5)	$109,110 $108,828 $106,308
Michael J.L. Kirby	2012 2011 2010	$ 98,750 $104,000 $ 92,000	$15,000 $15,000 $15,000	NIL NIL NIL	NIL NIL NIL	$113,750 $119,000 $107,000
R. Roy McMurtry	2012 2011 2010	$ 71,750 $ 69,000 $ 63,000	$15,000 $15,000 $15,000	NIL NIL NIL	NIL NIL NIL	$ 86,750 $ 84,000 $ 78,000
Hugh D. Segal	2012 2011 2010	$145,750 $151,000 $139,000	$15,000 $15,000 $15,000	NIL NIL NIL	NIL NIL NIL	$160,750 $166,000 $154,000
Brian R.D. Smith	2012 2011 2010	$ 41,000 $ 50,000 $ 38,000	$63,750 $60,000 $60,000	NIL NIL NIL	NIL NIL NIL	$104,750 $110,000 $ 98,000

Notes:

(1)
Amount reflects the cash portion of the fees earned by each director. The annual base retainer for each outside director is $50,000 – increased to $65,000 commencing January 1, 2012. In addition, each director who is not a member of management receives a $2,000 attendance fee for each board and committee meeting attended (reduced by $1,000 for regular quarterly meeting participation by telephone conference call), $3,000 for each board strategy session attended and is reimbursed for out-of-pocket expenses for attending directors’ board, committee and strategy session meetings. The chair of the audit committee receives an additional annual fee of $15,000 for serving as chair and the other members of the audit committee receive an annual retainer of $5,000 each. The chair of each of the compensation committee and the governance committee receives an additional annual fee of $5,000. The chair of the risk committee receives an additional $10,000 annual fee. The vice chair of the risk committee receives an additional annual fee of $2,500. The lead director receives an additional annual fee of $50,000 to reflect his role as lead director and also as vice chair of the board. All fees are payable quarterly in arrears.

(2)
Directors are required to receive a minimum of $15,000 of their annual base retainer in DSGs and/or common shares and may elect to take all or a portion of the balance of their base retainer, attendance, chair (including lead director), and vice chair fees in DSGs and/or common shares, in each case, pursuant to the Just Energy DSG Plan. At March 31, 2012, the non-management directors owned a total of 137,748 DSGs and 9,107 common shares. The DSGs and/or common shares are credited to a director’s DSG and/or common shares account at the end of each quarter. The price used to determine the number of DSGs and common shares granted to directors pursuant to the DSG Plan during the year ended March 31, 2012 was: $14.07 for the quarter ended June 30, 2011; $11.26 for the quarter ended September 30, 2011; $10.97 for the quarter ended December 31, 2011 and $13.56 for the quarter ended March 31, 2012, being the weighted average trading price of common shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

(3)
All options granted to the outside directors are exercisable for an equivalent number of common shares for a period of five years from the grant date and vest as to one fifth thereof on the first, second, third, fourth and fifth anniversary of the grant date. See “Share Option Plan”. On February 6, 2009, the board of directors adopted as a policy of Just Energy that no further options be granted to directors. After June 28, 2012 all outstanding options will be expired.

(4)	There are no non-equity incentive plans, pension plans or other similar arrangements for non-management directors.

(5)	Each of Messrs. Giffin and Gibson receives an additional US $20,000 annual retainer for serving as a director of all of Just Energy’s U.S. operating subsidiaries.

(6)
Just Energy has issued indemnities to each of its directors and officers as permitted under applicable legislation and has purchased a directors’ and officers’ liability insurance policy for the directors and officers of all direct and indirect subsidiaries. Until January 17, 2012, the annual insurance coverage under the policy was limited to $35 million (per claim and in the aggregate each policy year) and attracted an annual premium of $146,880 including tax. For the period commencing January 17, 2012, the policy limit was increased to $70 million at annual premium of $658,500 excluding tax. Just Energy does not maintain any programs pursuant to which it makes donations to charitable institutions in a director’s name.

(7)	Bruce Gibson joined the board on January 1, 2010 and resigned on April 2, 2012.

The fees paid to directors and all other arrangements including indemnities, directors and officers insurance and DSGs are approved by the board of Just Energy based on the recommendations of the governance committee and are as described in the above table and the notes thereto. In addition to the compensation paid to directors, the board has adopted a policy regarding ownership requirements for outside directors which is described below.

Ownership of Securities by Outside Directors

Each outside director is required, as a policy of Just Energy, to own at each quarter end a number of common shares and/or DSGs having a value based on the trading price of the common shares on the TSX at such time equal to $150,000 (or three times the director’s annual base retainer) increased commencing January 1, 2012 to $65,000 ($210,000). Except for Bruce Gibson, who was appointed a director on January 1, 2010 and resigned on April 4, 2012 and therefore would have had one more year to meet the minimum holding requirement, each director is compliant with the current minimum holding requirement. New directors such as William Weld have three years to comply with the ownership policy.

The following Table indicates the total value of common shares and DSGs beneficially owned, directly or indirectly, by all non-management directors of Just Energy at March 31, 2012, based on the closing price of common shares on the TSX on March 31, 2012 of $13.80.

Name of Director	Shares #	Total Market Value of Common Shares(1) ($)	DSGs #	Total Market Value of DSGs(1) ($)	Total Market Value of Common Shares and DSGs(1) ($)

John A. Brussa	82,000	1,131,600	12,249	169,036	1,300,636
Gordon D. Giffin	9,107	125,677	39,130	539,994	665,671
B. Bruce Gibson	NIL	NIL	9,612	132,646	132,646
Michael J.L. Kirby	25,776	355,709	11,369	156,892	512,601
R. Roy McMurtry	6,535	90,183	6,993	96,503	186,686
Hugh D. Segal	11,760	162,288	11,751	162,164	324,452
Brian R.D. Smith	9,097	125,539	46,644	643,687	769,226

Notes:

(1)	The closing price of the common shares on the TSX on March 31, 2012 was $13.80, which closing price is also ascribed to the value of the DSGs as they are exchangeable for common shares on a 1:1 basis.

(2)	Ownership requirements for the directors who are also NEO’s are described in note (7) to the table on page 17 of this proxy circular.

(3)	All directors have until the end of 2012 to meet the new $210,000 ownership requirement.

Options and Common Share Based Awards – Outside Directors

The following table indicates information with respect to all options and common share based awards of Just Energy held by the outside directors of Just Energy at March 31, 2012:

					Share-based Awards –
Name of Director	Number of Common Shares underlying unexercised options	Option exercise price per Share $	Option expiration date	Value of unexercised in the money options $	Number of DSGs that have not vested(1) #	Market or pay out value of DSGs that have not vested(2) $

John A. Brussa	NIL	N/A	N/A	N/A	6,919	95,482
Gordon D. Giffin	NIL	N/A	N/A	N/A	29,052	400,918
Bruce Gibson	NIL	N/A	N/A	N/A	9,612	132,646
Michael J.L. Kirby	NIL	N/A	N/A	N/A	5,474	75,541
R. Roy McMurtry	50,000	15.09	June 28, 2012	NIL	4,670	64,446
Hugh D. Segal	NIL	N/A	N/A	N/A	5,843	80,633
Brian Smith	NIL	N/A	N/A	N/A	23,507	324,397

Notes:

(1)	Reflects DSGs and/or common shares or a DRS Advice credited to the account of each director in lieu of cash retainer which have not vested. See note (2) on page 26 of this proxy circular.

(2)	Market value was determined based upon the closing price of the common shares on the TSX on March 31, 2012 of $13.80.

(3)	Information respecting directors who are also NEOs is included under “Compensation of the Directors and Officers of Just Energy – Incentive Plan Awards – NEOs” on page 37.

Common Share Based Awards, DSG-Based Awards and Non – Equity Incentive Plan Compensation – Outside Directors

The following table indicates information with respect to all incentive plan awards for the outside directors for the year ended March 31, 2012.

Name of Director	Common Share based awards – value vested during the year $	DSG and Common Share based awards – value vested during the year(1) $	Non-equity incentive plan compensation – value earned during the year $

John A. Brussa	NIL	25,516	NIL
Gordon D. Giffin	NIL	126,781	NIL
B. Bruce Gibson	NIL	NIL	NIL
Michael J.L. Kirby	NIL	25,930	NIL
R. Roy McMurtry	NIL	21,086	NIL
Hugh D. Segal	NIL	26,344	NIL
Brian Smith	NIL	104,728	NIL

Notes:

(1)	Based upon the closing price of common shares on the TSX on March 31, 2012 of $13.80.

(2)	Information respecting directors who are also NEOs is included under “Compensation of the Directors and Officers of Just Energy – Incentive Plan Awards – NEOs”.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee

The compensation, human resources, environmental, health and safety committee (the “compensation committee”) has, with the board of Just Energy, responsibility for executive compensation. The compensation committee has five members. Their biographical summaries are included on pages 10 to 14. The committee includes three independent directors: Messrs. Smith (chair), Segal and McMurtry and two members who are not independent because the firms with which they are associated as partners, pay legal fees to Just Energy. The two non – independent members, Messrs. Brussa and Giffin do not have a vote; however, their contribution to the deliberations of the committee are invaluable because of their experience in dealing with executive compensation matters on several other public company boards where they serve as directors and members of compensation committees. Two of the independent members of the committee have significant executive compensation experience also based on compensation committees of public companies where they have served as members. The duties and responsibilities of the committee are described in the committee mandate included at Schedule E which includes the power to retain compensation consultants.

Compensation Objectives and Components – General

Compensation for the chief executive officer and the chief financial officer of Just Energy, and each of the three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) (set forth for the most recently completed financial year in the Summary Compensation Table –

NEOs on page 55 of this proxy circular), is established by the compensation committee and is principally reflected in each of their respective employment agreements, all of which have been approved by the compensation committee and the board. The compensation committee’s compensation philosophy is guided by its objectives to obtain and retain qualified and experienced executives motivated to achieve Just Energy’s business plans to produce long-term, profitable growth by developing and growing a profitable business and delivering value to customers, shareholders and other stakeholders all as described elsewhere in this proxy circular.

NEO compensation includes one or more of the following components: (i) a base salary; (ii) an annual performance bonus based on achieving operating performance targets or objectives, targeted growth levels, distributable cash, dividend levels, margins, renewals, attrition and other performance factors including the performance of their respective duties and responsibilities as set forth in their respective employment agreements; (iii) a long term targeted incentive bonus based upon the achievement by Just Energy of targeted levels of annual incremental growth over budget related to specific growth criteria (as defined below); (iv) the use of fully paid RSGs in lieu of cash bonus entitlements to further align the goals and interests of all NEOs with shareholders and which conserve cash and serve as a useful retention tool; (v) for two of the five NEOs, the grant of fully paid long term retention RSGs vesting on an accelerated basis over a period of five years with a requirement to hold 70% thereof until 2018 as described below under the heading “Long Term Retention RSGs”; (vi) employee benefit plans and (vii) common share ownership requirements.

While options are available to the compensation committee to provide a longer-term incentive for executives to enhance shareholder value, they have not been used as a component of NEO compensation in the past four years and, in the view of the compensation committee, options are not likely to be used for the foreseeable future as a component of NEO compensation. Each NEO’s performance and related salary level, annual short term performance bonuses, long term targeted incentive bonuses and the use of RSGs and minimum common share ownership requirements, are reviewed annually by the compensation committee in conjunction with the executive chair and the president and CEO of Just Energy. All NEO compensation packages are subject to the approval of the compensation committee and the board.

All of the above compensation components and the decisions of the compensation committee about each component have an effect on the compensation committee’s decisions regarding the other components. For example, for the year ended March 31, 2012, the short and long term targeted performance bonuses for Andrew McWilliams as president network marketing -Momentis, unlike the other four NEOs, was based on the achievement by the Momentis business of targeted levels of growth in independent representatives for which Mr. McWilliams has primary responsibility and the achievement of EBITDA growth over budget for the Momentis division. See page 46. Mark Silver, president of the National Energy Corporation waterheater and HVAC business receives no base salary or short term bonus and, to encourage pay for performance and growth, is compensated entirely in cash and RSGs related to the installation and financing of waterheater and HVAC units. See pages 44 and 45.

All of the compensation components together are intended to meet the compensation committee’s compensation objectives to attract and retain qualified and experienced NEOs who are motivated to achieve Just Energy’s business plans, strategies, goals and growth targets. The above compensation objectives and components are applied to all employees at the vice president level and above – approximately 25 employees other than the NEOs.

Just Energy’s approach to executive compensation and its compensation policies are also designed so as not to create risks that are reasonably likely to have a material adverse effect on the business of Just Energy. To mitigate the risks associated with our compensation arrangements, these policies include significant RSG and common share ownership requirements for executive officers and directors, trading restrictions, requirements that senior executives are required to receive a significant percentage of their long term bonuses in RSGs vesting over three years and fixed maximum or caps on long term incentive payments. Just Energy’s total direct compensation also takes into account compensation paid to a peer group of comparator companies in Just Energy’s business sectors. See pages 38 and 39.

A more detailed description of the compensation components for the Just Energy’s NEO’s is as follows:

Compensation Components – Specific Criteria

Base Salary:

The base salary of each executive is intended to remunerate each NEO for discharging job responsibilities as set forth in their respective employment contracts and reflects, in the case of the executive chair and the president and chief executive officer and the chief financial officer, their performance over time. Each of the NEOs has a detailed job description setting out the individual’s duties and responsibilities. Salary levels and adjustments take into account performance contributions in connection with their specific duties and responsibilities as outlined in their respective employment contracts and position descriptions and the general performance of the business.

The base salary levels are set out in each NEO’s employment contract, the terms of which are described below under the heading “NEO Employment Agreements” and all of which are approved by the committee and the board. While the executive chair and president and CEO are requested to provide to the compensation committee their recommendations on salary increases for each other and the other NEOs, the compensation committee and the board make the final determination on the annual base salary increases for all NEOs. Base salaries for all NEOs are reviewable annually and recognize the NEO’s experience, responsibility, contribution and performance goals and are based on the compensation committee’s subjective assessment of market value. Base salaries also take into account the other components of an NEO’s total compensation package. Except for the president and CEO whose exceptional leadership and commitment in 2011/2012 merited special recognition (21% increase) and the CFO (3% increase), the compensation committee determined that it was prudent that base salaries for all three other NEOs, to the extent entitled, be maintained at their present levels (no increase) for the fiscal year of Just Energy commencing April 1, 2012. For the same reasons, base salaries for virtually all other management employees were also kept within a range marginally above the March 31, 2012 year end levels. In certain instances salary levels have been significantly increased for the year commencing April 1, 2012 where employees made significant contributions during fiscal 2012. See “Amendments to Employment Agreements”.

Short Term Annual Performance Bonus:

An annual performance bonus may be granted by the compensation committee to three of the five NEO’s based on the general performance factors as described above. In making the short term annual performance bonus awards for the year ended March 31, 2012, the committee also took into account the extra ordinary effort of the NEOs associated with the Fulcrum acquisition and the financing thereof, the continuing expansion of the Hudson broker channel into other segments of the business, significant amendments to Just Energy’s inter-creditor and credit facility agreements, the expansion of Just Energy’s suite of products including the lease of waterheaters, other HVAC products and the continuing development of JustGreen and JustClean products, significant growth in the solar installation business, the development of additional sales channels, especially the Momentis network marketing business and the achievement of close to name plate capacity at the TGF ethanol plant. The committee also took into account the new formulaic criteria recommended by Just Energy’s compensation consultants described below and on page 48, to be used for the year ending March 31, 2013.

Short Term Performance Bonus – for YE March 31, 2012

While not part of their employment contracts, in determining the short term incentive bonus for each of the executive chair, CEO and CFO for the year ending March 31, 2012, the committee took into account the following formulaic criteria developed by its compensation consultants and which will be used exclusively, with new target levels, to calculate their short term incentive bonus for the YE March 31, 2013:

Bonus Metric	%	Year ended March 31, 2012 Target	Year ended March 31, 2012 Actual

Net RCEs added through marketing(1)		328,000	356,000
Water Heater Equivalents added		49,600	56,400
Qualified Momentis Independent Representative Adds	40	12,000	47,800
Ethanol Production (litres)		126,000,000	119,300,000
Committed Solar Projects		$ 60,750,000	$ 90,700,000
Adjusted EBITDA	40	$280,000,000	$283,125,000
Other Factors(2)	20	N/A	N/A

Notes:

(1)	Includes RCE additions and an adjustment reflecting an equivalent number of customers added for Just Green products.

(2)
Includes factors such as commitment, leadership, duties and responsibilities, acquisitions, financings, bank facility and relationships, product diversification, new products, organic growth, succession planning and other factors which the compensation committee believes appropriate.

Long Term Incentive Bonus Component:

Year over Year Growth over Business Plan related to Specific Growth Criteria

The long term incentive payments for the executive chair, CEO and CFO were established at April 1, 2011 and were based on year over year incremental growth over business plan (as approved by the audit committee) related to six specific growth criteria, all of which individually and in the aggregate relate to long term growth, shareholder value and the ability of Just Energy to maintain its level of dividends at $1.24 per common share annually. The six criteria relate to incremental growth over business plan for: (i) net RCE adds; (ii) growth in commercial EBITDA; (iii) growth in JustGreen product gross margins; (iv) Momentis independent representative additions growth; (v) EBITDA growth in the waterheater and HVAC business and (vi) new business venture-revenue growth related entirely to the solar panel business for the year ended March 31, 2012.

Each of the above six factors described in the Table below has the weight as indicated and the amount of the targeted non-discretionary incentive bonus payments escalate with incremental year over year growth at 5%, 10% and 15% growth percentage levels over business plan as approved the by the audit committee and as described in more detail in note (4) below the Table. The amount of the targeted bonuses paid to three of the above NEOs is, as described below, for the year ended March 31, 2012.

Long Term Annual Incentive Bonus Table – YE March 31, 2012

		YE March 31, 2012		Non Discretionary Targeted Incentive Payment(3) $
Growth Criteria(1)		Annual Performance Targets(2)	Actual Increase (Decrease)(3)	Rebecca MacDonald (executive chair)	Ken Hartwick (CEO)	Beth Summers (CFO)	Weighting

1	Net RCE additions	328,000(a)	356,000(a) above 5% target	$ 150,000	$ 150,000	$ 60,000	25%
2	Green Product Gross Margin $(000s)	40,087(b)	26,348(b) (below performance target)	NIL	NIL	NIL	15%
3	Momentis Independent Representative Adds	12,287(c)	47,800(c) >15%	$ 400,000	$ 400,000	$ 160,000	10%
4	Commercial EBITDA $(000)	61,062(d)	61,106(d) <5% but above target	$ 150,000	$ 150,000	$ 60,000	25%
5	NHS – Waterheaters EBITDA $(000)	17,869(e)	20,606(e) >15%	$ 400,000	$ 400,000	$ 160,000	10%
6	New Business Ventures $(000)	10,000(f)	55,000(f) >15%	$ 600,000	$ 600,000	$ 240,000	15%
Non Discretionary Targeted Incentive Payment(4)				$1,700,000	$1,700,000	$ 680,000	100%
Maximum Bonus Opportunity(4)				$4,000,000	$4,000,000	$1,600,000	—

Notes:

(1)	The six criteria relate to the creation of long term growth and shareholder value.

(2)
Each of the annual performance targets for the above six growth criteria were derived from the budget approved by the audit committee for the YE March 31, 2012. Each criteria is allocated the weight as indicated above.

(a)
Above performance target. Reflects significant customer additions in Q3 and Q4 resulting from business changes made in Q1 and Q2 which were adversely impacted by Ontario regulatory changes. Includes RCE equivalents reflecting Just Green additions.

(b)
Below performance target as a result of under performance in door to door sales and executive management’s decision to delay the roll out of JustClean product to permit the sales force to focus on commodity sales. No bonus.

(c)	Based on accelerated and significant growth in the Momentis sales channel. Above 15% growth over target. Maximum bonus.

(d)	Above performance target, but ≤ 5%. Partial bonus.

(e)
Reflects the installation of 40,400 waterheaters and 6,400 HVAC units relative to budget of 40,000 and 4,000. One HVAC unit is equal to 2.5 waterheaters. Target excludes expenditures associated with the expansion of the business. Above 15% growth over target. Maximum bonus.

(f)	Includes $7 million from completed projects and $48 million of future tax benefits. Above 15% growth over target. Maximum bonus.

(3)	Actual increase (decrease) as derived from the year ended March 31, 2012 audited financial statements and the March 31, 2012 management discussion and analysis.

(4)	The maximum potential total non discretionary targeted incentive payment entitlement escalates as actual results exceed business plan by 5%, 10% and 15% (and above) capped for any one year for:

(a)	Rebecca MacDonald and Ken Hartwick at $1 million; $2.5 million and $4 million; and for

(b)	Beth Summers at $0.4 million; $1 million and $1.6 million.

(5)	The above bonuses are paid as to 100% in RSGs as described below and are reflected for each NEO in the Summary Compensation Table – NEO’s on page 55.

Option Grants:

The compensation committee is responsible for awarding options to directors and employees pursuant to Just Energy’s option plan. Option grants provide a longer-term incentive to pursue significant performance for Just Energy and cash flow growth. At March 31, 2012 none of the NEOs hold options. As at March 31, 2012 Just Energy has 1,264,166 remaining options available for grant under the option plan. As discussed above, the committee has no plans to grant additional options to the NEOs for the foreseeable future.

RSGs:

The compensation committee awards fully paid RSGs to the NEOs pursuant to their employment agreements and the RSG Plan. See “Restricted Share Rights Plan”. The compensation committee has used and will continue to use fully paid RSGs, which normally vest over a three year period subject to continued employment on each applicable vesting date, to provide Just Energy with a mechanism of capitalizing payments which senior executives would otherwise receive in the form of cash as part of their annual discretionary performance bonus (if elected), annual non-discretionary targeted incentive bonuses and other compensation entitlements, thereby encouraging such persons to continue in the long-term service of Just Energy and aligning the interests of all NEOs with shareholders. As RSGs are exchangeable into Common Shares on a 1:1 basis, deferred vesting encourages NEO performance over the extended vesting period. All RSGs are issued as fully paid based on the simple average closing price of common shares on the TSX for the 10 days preceding the grant date i.e., March 31 of each year.

For the year ended March 31, 2012 of a total of $15,308,000 (representing total base salary, short and long term annual targeted bonuses for the five NEOs), 59% ($8,937,000) thereof was paid in cash and 41% ($6,371,000) thereof was remunerated in fully paid RSGs.

Retention and Incentive RSGs:

Because of the competitive nature of Just Energy’s business and employee mobility in Just Energy’s business sector, the compensation committee uses RSGs to encourage NEO retention and to incentivize NEO’s. 10,000 fully paid RSGs (vesting over three years subject to continuing employment on each applicable vesting date) were made available by the compensation committee to the chief financial officer on the commencement of her employment all of which are fully vested but remain unexercised. In addition, as described below under the heading “Long Term Retention – Restricted Share Grants” to encourage two of the NEO’s to remain in the employment of Just Energy until March 31, 2018, the compensation committee and board granted 600,000 fully paid long term retention RSGs on May 20, 2010 (effective March 31, 2010) as described below.

In addition, a total of 343,987 fully paid RSGs were granted to approximately 100 employees (other than the NEOs) in lieu of approximately $4,612,865 of cash bonuses for the year ending March 31, 2012 all vesting over three years from the grant date subject to continuing employment on each applicable vesting date.

Long Term Retention – Restricted Share Grants:

To encourage NEOs and other senior executives to remain through to the end of their employment contracts and beyond, long term retention RSGs are available to be granted. Ken Hartwick and Beth Summers were granted 500,000 and 100,000 fully paid RSGs respectively on March 31, 2010 vesting on an incremental basis over five years as to: 5% of each individual respective total RSG entitlement on March 31, 2011 and 2012; 10% of each individual respective total RSG entitlement on March 31, 2013 and 2014 and 70% of each individual respective total RSG entitlement on March 31, 2015 all subject to continuing employment on each vesting date, providing all 70% of the RSGs which vest on March 31, 2015 may not be exchanged for common shares and disposed of until March 31, 2018. All long term retention RSGs have a 10 year term and entitle the holder to monthly dividends (like all RSGs) as if a RSG were a common share.

Employee Benefit Plans:

On October 1, 2004 and effective April 1, 2004, Just Energy established a long-term incentive plan (the “Plan”) for all permanent full time and part time employees (working more than 20 hours per week) of certain of its Canadian subsidiaries. The Canadian Plan consists of two components, a deferred profit sharing plan (“DPSP”) and an employee profit sharing plan (“EPSP”). For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of shares, on a matching one for one basis. Except for the executive chair, president of NEC and president of Momentis, all NEO’s participate in the DPSP and EPSP. See note (10) to the summary compensation table on page 56 of this proxy circular. Just Energy also established a complimentary plan on similar basis for its U.S. employees during 2009.

Residuals:

As a significant sales incentive, Just Energy pays independent contractors commissions and loyalty payments and Momentis pays independent representatives bonuses and monthly recurring income (commissions, loyalty payments, bonuses and monthly recurring income are collectively referred to as, “Residuals”) based on the sales of energy and non-energy contracts by independent contractors and/or independent representatives recruited, trained, motivated and supervised by them for several years after such contracts are sold. While not part of the NEO employment agreements, Andy McWilliams, who was a Momentis independent representative from April 10, 2010 to May 31, 2011 and joined Just Energy as President and CEO of Momentis in June 1, 2011, received Residuals for the years ended March 31, 2011 and 2012 and will continue to receive Residuals related to the independent representatives recruited by him prior to June 1, 2011. See note (12) to the Summary to the Summary Compensation Table on page 56 of this proxy circular.

Risk

The board of Just Energy and its compensation committee consider the implications of the risks associated with its compensation policies and practices. The components of compensation for the NEOs and other senior level employees are structured so as not to encourage or create risks that are reasonably likely to have a material adverse impact on Just Energy’s business. To this end: (i) the targeted performance bonuses for the NEOs which are payable principally in RSGs generally vest over one to three years; (ii) most senior executives have common share ownership requirements, (iii) trading restrictions constrain the ability of most executives to dispose of their common shares for extensive periods of time each year, (iv) long term retention RSGs are all designed to align the interests of management with those of shareholders and are not such so as to encourage any NEO to take excessive or inappropriate risks, (v) short term incentive bonuses, while based on formulaic criteria are capped as a % of each NEOs base salary, and (vi) long term bonuses for the NEOs are also capped. Executive management control margins on energy contracts which form the basis for compensation for two NEOs (i.e., the President of each of Momentis and NEC). In addition executive management exercise control over expansion plans with respect to the waterheater, HVAC and Momentis businesses. The above constraints, requirements and limitations are monitored by the board’s risk and governance committees.

Neither the NEOs nor directors purchase financial instruments such as equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in the market value of securities of Just Energy granted as compensation or held directly or indirectly by the NEO or director.

Common Share Ownership:

Except for the executive chair and president of NEC, who owns respectively approximately 4.2% and 0.04% of the outstanding common shares of Just Energy 4.7% and 0.06% including all RSGs) three of the NEO’s are required to hold securities of Just Energy (RSGs and common shares) representing a minimum market value by certain specified dates, further aligning their interests with the interests of Just Energy’s shareholders. The following table indicates the total market value of all common shares and RSGs held by the NEOs at March 31, 2012, based on the closing price of the common shares on the TSX on March 31, 2012 of $13.80.

Name of Holder	Common Shares(a)			RSGs(d) (vested and unvested)		Total Value

Rebecca MacDonald	5,846,120		$80,676,456	628,538	$8,673,824	$89,350,280
Ken Hartwick	29,264		$403,843	1,079,261	$14,893,802	$15,297,645
Beth Summers	2,263		$31,229	227,918	$3,145,268	$3,176,497
Andrew McWilliams	NIL	$	NIL	66,606	$919,163	$919,163
Mark Silver	538,474		$7,430,941	270,185	$3,728,553	$11,159,494

THE FIVE NEOs WHOSE HOLDINGS OF COMMON SHARES AND RSGs ARE DESCRIBED ABOVE OWN A TOTAL OF 8,688,629 SHARES AND RSGS OFJUST ENERGY HAVING A TOTAL VALUE AT MARCH 31, 2012 OF $119,903,080 AND WHICH OWNERSHIP REFLECTS 8.6% OF ALL ISSUED AND OUTSTANDING SHARES OF JUST ENERGY.

Notes:

(a)	Includes common shares held indirectly over which control and direction is exercised.

(b)	Based on the closing price of common shares on the TSX on March 31, 2012 of $13.80.

(c)
Under their employment agreements each of Hartwick, Summers and McWilliams is required, at the end of each financial quarter of Just Energy to own (after a date specified in each of their employment agreements (the “Specified Date”), a number of shares of Just Energy (including fully paid RSGs whether or not vested) equal to a multiple of NEO’s base salary for the most recently completed financial year preceding such Specified Date. Based on the fair market value of common shares at the end of each quarter of Just Energy, all NEOs are compliant. In the event of a sudden and significant decrease as the fair market value of common shares after such Specified Date, the compensation committee will give the NEO a reasonable period of time to comply with the requirement having regard to all of the circumstances. Mr. Hartwick was required to own by March 31, 2012 common shares and RSGs having a value equal to five times his base salary at March 31, 2012 or $4,250,000 of common shares and RSGs and at the end of each financial quarter of Just Energy thereafter. As the above Table indicates Mr. Hartwick was fully compliant at March 31, 2012 and continues to be compliant. Ms. Summers was required to own by March 31, 2012 common shares and RSGs having a value equal to three times her base salary at March 31, 2012 or $1,350,000 and at the end of each quarter of Just Energy thereafter. Ms. Summers was fully compliant at March 31, 2012 and continues to be compliant. Mr. McWilliams is required to own by March 31, 2012 common shares and RSGs having a value equal to two times his base salary at March 31, 2012 ($350,000) and at the end of each financial quarter of Just Energy thereafter. Mr. McWilliams was fully compliant at March 31, 2012 and continues to be compliant. While neither Ms. MacDonald nor Mr. Silver have an ownership requirement, as the table indicates they own a significant number of shares and RSGs.

(d)	Includes long term retention RSGs granted May 20, 2010 and RSGs granted May 17, 2012 (effective March 31, 2012).

Financial Restatement and Clawback Policy

On February 9, 2012 the board approved a Clawback Policy entitled “Recoupment Upon Restatement or Misstatement of Financial Results” which provides that if, in the opinion of the independent directors of the board, Just Energy’s financial results are restated due in whole or in part to intentional fraud or misconduct by one or more of Just Energy’s executive officers the independent directors have the discretion to use their best efforts to remedy the fraud or misconduct and prevent its recurrence. Just Energy’s independent directors may, based upon the facts and circumstances surrounding the restatement, direct that Just Energy recover all or a portion of any bonus or incentive compensation paid, or cancel all, or part of, the stock-based awards granted, to an executive officer. In addition, the independent directors may also seek to recoup any gains realized with respect to equity-based awards, including stock options granted under Just Energy’s stock option plan, RSGs granted under Just Energy’s 2010 RSG plan, or other incentive payments made or required to be made by Just Energy under any discretionary, non-discretionary, targeted or other compensation plan of Just Energy, regardless of when issued or required to be issued at a future date.

The remedies that may be sought by the independent directors are subject to a number of conditions, including, that: (1) the bonus or incentive compensation to be recouped was based on the achievement of objective financial or other similar criteria or factors as provided for in the executive officer’s employment contract and was calculated based upon the financial results that were restated, (2) the executive officer in question engaged in the intentional misconduct, (3) the bonus or incentive compensation calculated or to be calculated under the restated financial results is less than the amount actually paid or awarded or to be paid or awarded and (4) no remedy, action or proceeding for the recovery of any amount from an executive officer that is provided for in the policy may be commenced after a period of three years from the date such executive’s employment is terminated for whatever reason.

Market Benchmarking and Comparator Groups

Hugessen Consulting were retained by the board of Just Energy on the recommendation of the compensation committee to independently develop appropriate peer group(s) for pay and performance benchmarking and to conduct compensation benchmarking for the CEO and CFO positions. Based on input from various external sources, Just Energy management presented the compensation consultants with the names of the nine companies listed below (an “Industry Specific Peer Group”) for possible inclusion in pay and performance peer groups, as companies considered by management to be:

(a) Just Energy’s closest comparables in terms of business operations and (b) Just Energy’s primary competition for investor capital:

Constellation Energy	NRG Energy Inc.
EnerCare Inc.	Parkland Fuel Corporation
National Fuel Gas Co.	PPL Corporation
New Jersey Resources Corp.	Superior Plus Corp.
WGL Holdings Inc.

The compensation consultants developed a separate industry peer group of 15 companies being a general industry group of companies of similar size to Just Energy, to provide additional context. After conducting a compensation analysis on both peer groups including a regression analysis, Hugessen concluded:

•	The industry specific peer group developed by management of Just Energy was appropriate and defensible as comparators but excluded PPL Corporation because of its size;

•	Relative to the Industry Specific Peer Group, Just Energy is generally smaller in size and scope and more profitable;

•
Based on our compensation consultants estimate of the market the total direct compensation paid to the CEO and CFO for the year ending March 31, 2011, both the CFO and CEO appear to be above the market median;

•
For Just Energy’s CEO, the market range from median to the first quartile was approximately $3,000,000 to $5,000,000, as compared to actual F2011 total direct compensation for Just Energy’s CEO of approximately $8,903,000 (which included $5,875,000 reflecting the one time grant in 2011 of 500,000 LTR RSGs);

•
For Just Energy’s CFO, the median to the first quartile range was approximately $1,000,000 to $1,500,000 as compared to actual F2011 total direct compensation for the CFO of approximately $2,631,800 (which included $1,175,000 reflecting the one time grant in 2011 of 100,000 LTR RSGs);

•	Compared to Just Energy, peer group companies provide a substantially higher portion of CEO and CFO compensation in cash;

•
A majority of the peer group companies provide substantial pension/SERP benefits to their CEO and CFO not made available to Just Energy’s CEO or CFO. At the CEO’s current pay level, the cost of implementing a traditional defined benefit SERP would be in the $300,000 to $400,000 range.

•
In assessing the overall market competitiveness of CEO/CFO compensation, Just Energy’s lack of a pension plan should be considered as well as corporate and individual performance. An above median position on compensation is often justified by sustained superior performance.

In summary based on a performance analysis conducted against the original industry specific peer group developed by management of Just Energy, Hugessen found Just Energy to be a top quartile performer on most measures over the past five years.

The industry specific peer group comprises companies that, like Just Energy, are in the business of re-selling energy supply through fixed price gas and electricity contracts to residential and commercial customers in deregulated markets, particularly those competing in the same geographic markets as Just Energy. Given the limited number of publicly traded companies that have a business model similar to

Just Energy’s, the peer group also includes similarly sized companies that trade and market natural gas and energy. The industry specific peer group represents Just Energy’s closest competitors on customers, managerial talents, and investors’ capital.

While certain measures are quantifiable and a range of outcomes are considered at the beginning of the year, the committee recognizes these may change during the course of the year and so does not use a formula to evaluate performance on these metrics. Furthermore, the committee does not assign a fixed weighting to each measure used, but rather applies their informed judgment as to the relative importance of these measures at their year end evaluation.

The composition of the industry specific peer group developed by Just Energy management will be reviewed annually by the committee to determine its continued applicability to Just Energy.

NEO Employment Agreements

General:

The employment agreements for each NEO contain terms and conditions dealing with: (i) financial compensation; (ii) termination rights (see “Termination Events or Circumstances”), (iii) payments, benefits and obligations arising on termination (see “Termination Payments and Benefits”), and (iv) other conditions relating to common share ownership, non-competition and non-solicitation (see “Employment Agreements – Other Terms, Conditions and Obligations”). Effective April 1, 2012, based upon the recommendation and approval of the compensation committee and the board, amending employment agreements were entered into with several senior executives of Just Energy (including three of the five NEO’s) for the purpose of adjusting salary levels and the criteria for short term performance bonuses and long term targeted incentive payments based on the recommendation of Just Energy’s compensation consultants. See “Amendments to Employment Agreements”.

Rebecca MacDonald – Executive Chair

1.	Employment Agreement

Ms. MacDonald entered into a five year employment agreement with Just Energy effective April 1, 2010 as amended April 1, 2011 and 2012 to serve as executive chair until March 31, 2013 following which she will serve as chair of the board with a compensation package to be settled by the board. See “Amendments to Employment Agreements”.

2.	Compensation Components

Pursuant to her employment agreement, as amended and approved by the committee and the board, Ms. MacDonald was entitled at March 31, 2012 to:

(a)
Base Salary:  A base salary of $650,000 subject to an upward adjustment, if any, based on an annual review by the committee. In the context of the amount of her long term bonus opportunity for the year ended March 31, 2013, the committee concluded Ms. MacDonald’s base salary will remain at $650,000 for the year ending March 31, 2013.

(b)
Annual Performance Bonus:  An annual performance bonus of up to 100% of base salary based on a review by the compensation committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in her employment agreement (i.e., common share value, board leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement; (iii) her success in carrying out the special functions listed in her position description as executive chair of the board of directors; and (iv) other factors, all as determined by the compensation committee including the new formulaic targets developed by Just Energy’s compensation consultants to be used in determining her short term incentive bonus for the year ended March 31, 2013 i.e., (x) 40% adjusted EBITDA; (y) 40% based on key performance targets (net RCEs, waterheater equivalents, added Momentis independent representatives, ethanol production and committed solar projects) and (z) 20% based on a list of other factors. See the table on page 33. Based on the compensation committee’s assessment of the criteria which the compensation committee was directed to take into account and considered relevant (see above) and the formulaic growth criteria in the table on page 33, the compensation committee awarded Ms. MacDonald an annual performance bonus of 100% of base salary or $650,000 payable as to100% in cash with a right to elect to receive all or a portion thereof in fully paid RSGs with a 10 year term, vesting immediately. In view of her significant holding in securities of Just Energy, Ms. MacDonald elected to receive 100% of the bonus in cash.

(c)
Long Term Targeted Incentive Payment:  An annual targeted incentive payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the growth criteria described in the table on page 34 for the year ended March 31, 2012 payable as to 100% in fully paid RSGs with a 10 year term and vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by Just Energy of annual incremental growth over budget as related to the six factors identified in the table on page 34 as determined from Just Energy’s audited consolidated financial statements and management’s discussion and analysis for the year ended March 31, 2012, Ms. MacDonald was awarded an incentive payment of $1.7 million (equal to 42.5% of the maximum bonus opportunity), paid as to 100% in the form of 126,770 RSGs granted by the compensation committee with a 10 year term vesting as to 1/3 thereof on each of March 31, 2013, 2014 and 2015, subject to continued employment on each applicable vesting date.

(d)	Options: Subject to the compensation committee’s discretion. None awarded.

(e)
RSGs:  Ms. MacDonald received a total of 126,771 fully paid RSGs in fulfillment of her long term incentive bonus entitlement equal in value to 57% of the total of her base salary and all bonus payments earned for the year ended March 31, 2012.

Ken Hartwick – President and Chief Executive Officer

1.	Employment Agreement

Mr. Hartwick entered into a five year employment contract as president and CEO effective April 1, 2010 ending March 31, 2015 as amended on each of April 1, 2011 and 2012. See “Amendments to Employment Agreements”.

2.	Compensation Components

Pursuant to his employment agreement approved by the compensation committee and the board, Mr. Hartwick was entitled at March 31, 2012 to:

(a)
Base Salary:  A base salary of $850,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Mr. Hartwick’s base salary was increased to $950,000 for the year commencing April 1, 2012 in view of: (i) the factors described below which the compensation committee considered relevant, (ii) the total compensation received by

Mr. Hartwick for the 2012 financial year, (iii) increased responsibilities going forward and (iv) the outstanding contribution made by the CEO during the year related to the business in terms of strategic management and leadership in expanding the business from a door-to-door marketing organization to a business with an expanded and a more diverse suite of energy products including a greater emphasis on commercial and JustGreen products, the significant growth of waterheaters and HVAC products, network marketing and solar installations and the listing of the shares of Just Energy on the NYSE in January, 2012.

(b)
Annual Performance Bonus:  An annual performance bonus of up to 100% of base salary based on a review by the compensation committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in his employment agreement (i.e., leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) his success in carrying out his duties and responsibilities as set forth in his employment agreement: (iii) his success in carrying out the special functions listed in his position description as president and as CEO; and (iv) other factors, all as determined by the compensation committee including those described in (a) above and the new formulaic targets to be used in determining his short term bonus for the year ended March 31, 2013 i.e., (x) 40% adjusted EBITDA; (y) 40% based on key performance targets (net RCEs, waterheater equivalents, added Momentis IRs, ethanol production and committed solar projects) and (z) 20% based on a list of other factors. See the table on page 33. Based on the compensation committee’s assessment of the above-noted criteria which the compensation committee was directed to take into account and considered relevant (see above) and the formulaic growth factors in the table on page 33, the compensation committee awarded Mr. Hartwick an annual performance bonus of 140% of base salary or $1,190,000 payable as to 100% in cash with a right to elect to receive all or a portion thereof in fully paid RSGs with a 10 year term, vesting immediately. In view of his significant holdings of securities of Just Energy, Mr. Hartwick elected to take 100% of the bonus in cash.

(c)
Long Term Targeted Incentive Payment:  An annual targeted incentive payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the growth criteria described in the table on page 34 for the year ended March 31, 2012 payable as to 100% in fully paid RSGs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by Just Energy of annual incremental growth over budget as related to the six factors identified in the table on page 34 as determined from Just Energy’s audited consolidated financial statements for the year ended March 31, 2012, the committee granted Mr. Hartwick an incentive bonus of $1.7 million (equal to 42.5% of the maximum bonus opportunity), paid as to 100% in the form of 126,771 RSGs granted by the compensation committee with a 10 year term vesting as to 1/3 thereof on each of March 31, 2013, 2014 and 2015, subject to continued employment on each applicable vesting date.

(d)	Options: Subject to the Compensation Committee’s discretion. None awarded.

(e)
RSGs:  Mr. Hartwick received a total of 126,771 fully paid long term retention RSGs in payment of his targeted bonus entitlement equal in value to 45% of the total of his base salary and all bonus payments earned for the year ended March 31, 2012. In addition, of the 500,000 LTR RSGs awarded Mr. Hartwick by the compensation committee on March 31, 2012, 25,000 thereof vested on March 31, 2012 with a value of $345,000 based on the March 31, 2012 TSX closing price of $13.80 per common share on that date. See also “Compensation of the Directors and Officers of Just Energy – New Employment Agreements”.

Beth Summers – Chief Financial Officer

1.	Employment Agreement and Amendments

Ms. Summers’ employment agreement as CFO of Just Energy was entered into on February 16, 2009 for a period of five years and one and one half months expiring on March 31, 2014 and was amended on July 1, 2009 to reflect the Universal acquisition. Ms. Summers entered into a new five year employment contract as CFO effective April 1, 2010 ending March 31, 2015 as amended on each of April 1, 2011 and 2012. See “Amendments to Employment Agreements”.

2.	Compensation Components

Pursuant to her employment agreement, (as amended), as approved by the compensation committee and the board, Ms. Summers was entitled at March 31, 2012 to:

(a)
Base Salary:  A base salary of $450,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Ms. Summers’ base salary was increased to $465,000 for the year commencing April 1, 2012 in view of: (i) her contribution to the business for the financial year of Just Energy ended March 31, 2012, (ii) the factors described above which the compensation committee considered relevant, (iii) Ms. Summers contribution with respect to the acquisition of Fulcrum Energy and the financing thereof, (iv) material amendments to Just Energy’s credit facility in connection with the Fulcrum acquisition and (v) the listing of Just Energy’s shares on the NYSE in January, 2012.

(b)
Annual Performance Bonus:  An annual performance bonus of up to 100% of base salary, based on a review by the committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in her employment agreement and agreed upon between Ms. Summers and the president and chief executive officer and as described in (a) above; (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement and as described in (a) above; (iii) her success in carrying out the special functions listed in her position description as CFO, (iv) other relevant criteria all as determined by the compensation committee including her role in the Fulcrum acquisition and the financing thereof, the achievement of close to name plate production capacity at TGF’s ethanol facility including the new formulaic targets to be used in determining her short term bonus for the year ended March 31, 2013 i.e., (x) 40% adjusted EBITDA; (y) 40% based on key performance targets (net RCEs, waterheater equivalents, added Momentis IRs, ethanol production and committed solar projects) and (z) 20% based on a list of other factors. See the table on page 33. The annual performance bonus is payable as to 100% in cash provided Ms. Summers may elect to receive all or any portion of the cash bonus in fully paid RSGs (with a 10 year term vesting immediately). The compensation committee awarded Ms. Summers an annual performance bonus at the completion of Just Energy’s year ended March 31, 2012 of $400,000 equal to 88% of base salary which Ms. Summers elected to take as to 100% thereof in cash.

(c)
Long Term Targeted Incentive Payment:  An annual targeted payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the growth targets described in the table on page 34 for the year ended March 31, 2012 payable as to 100% in fully paid RSGs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by Just Energy of annual incremental growth over budget for the six criteria identified in the table on page 34 as determined from Just Energy’s audited consolidated financial statements for the year ended March 31, 2012 the compensation committee granted Ms. Summers an annual targeted non-discretionary incentive payment of $680,000 (equal to 42.5% of the maximum bonus opportunity), paid as to 100% in the form of RSGs (50,708 RSGs) granted by the compensation committee with a 10 year term vesting as to 1/3 thereof on each of March 31, 2013, 2014 and 2015 subject to continued employment on each applicable vesting date.

(d)	Options: Subject to the Committee’s discretion. None awarded.

(e)
RSGs:  Ms. Summers received a total of 50,708 fully paid RSGs in payment of her long term incentive bonus entitlement equal in value to 44% of the total of her base salary and all bonus payments earned for the year ended March 31, 2012. In addition, of the 100,000 LTR RSGs awarded Ms. Summers by the compensation committee on March 31, 2010, 5,000 thereof vested on March 31, 2012 having a value of $69,000 based on the March 31, 2012 TSX closing price per common share on that date of $13.80.

Mark Silver – President National Energy Corporation (cob as National Home Services)

1.	Royalty Agreement

Mark Silver (“Silver”) is the President of National Energy Corporation (“NEC”) which was a wholly owned subsidiary of Universal Energy Group Ltd. (“Universal”) when Universal was acquired by Just Energy in July 2009. NEC is now a wholly owned subsidiary of Just Energy. At the time of the acquisition Silver, through Shalcor Management Inc. “(Shalcor”), his 100% owned consulting company, and NEC entered into a royalty agreement dated July 1, 2009 as amended on March 1, 2010 (the “Original Agreement”) as a means of compensating Silver for his services to NEC on a pay for performance basis. Under the Agreement Silver receives no base salary and does not participate in the short and long term bonus plans available to the executive chair, CEO and CFO.

In lieu thereof, he is entitled to 15% of the revenue from NEC customer waterheater and HVAC rental agreements entered into during the three-year term of the Original Agreement for years five through fifteen years of each contract subject to certain adjustments for general and administrative expense and capital expenses (the “Royalty Fee”). The first four years of revenue from each contract was solely for NEC and reflected the recovery of the return of the cost of capital for the water heaters. As NEC received funds from Home Trust Company (“HTC”) under its financing arrangement, Silver receives approximately 15% of 1/5th of the advance received from HTC in the form of RSGs which vested one year following the grant date. This reflected the portion of funding received in excess of that necessary to recover the cost of capital for the water heaters and HVAC units, since HTC was financing five years of revenues. Any amounts received by Silver in the form of RSGs will be deducted from the amounts to be paid to him commencing in year five. Based on projected total financing from HTC of $140 million over the term of the Original Agreement, Silver could receive approximately 290,000 RSGs (based on the then TSX market of $14.00/Share) over the term of the agreements. On April 1, 2011 Silver, Shalcor and NEC entered into an amended and restated royalty agreement (the “Revised Agreement”). Pursuant to the Revised Agreement as approved by the committee and the board, Silver was entitled to reflect the ability of NEC to receive financing from HTC for seven and ten year rental streams. Under the Revised Agreement, Silver is entitled to receive a cash payment equal to 10% of 2/7ths of a seven year purchase by HTC and 10% of 1/2 of a ten year purchase by HTC. These amounts will be deducted from the amount to be paid to him commencing in year five.

Neither Silver nor Shalcor is entitled to any base salary, consulting fee, or other short or long term incentive payment.

The Schedule below indicates the number of RSGs and cash granted under the Original Agreement as amended, the grant date and the total market value of each RSG grant at each grant date for the year ending March 31, 2012 and his total compensation for the year ending March 31, 2012. For the year ending March 31, 2010 and 2011 Silver received a total of 62,321 RSGs and 91,166 RSGs having a grant date value respectively of $869,407 and $1,282,574 based on the TSX market value of Just Energy common shares on each applicable grant date.

12 Months ended March 31, 2012
Grant Date to March 31, 2012	# of RSGs Granted	Cash Payments	Total $ Value of RSGs on Grant Date

May 23, 2011	4,356	-	$ 65,209.32
July 18, 2011	12,892	-	$180,359.08
July 20, 2011	7,679	-	$107,045.20
August 3, 2011	-	$1,561,497.88	-
September 15, 2011	12,819	$206,009.82	$162,289.54
September 27, 2011	17,005		$183,994.08
October 14, 2011	10,746	$169,265.60	$117,453.78
November 9, 2011	11,913	$186,771.35	$129,494.31
December 15, 2011	11,260	$162,258.30	$111,699.20
January 16, 2012	7,162	$123,491.80	$ 83,079.20
February 6, 2012	8,660	$149,077.66	$106,431.40
March 20, 2012	12,206	$101,499.59	$163,114.30
		$2,659,872	$1,410,168.49

Note:

(1)	Total compensation was $4,070,040 for the year ended March 31, 2012.

Richard Andrew McWilliams – President and CEO – Momentis

1.	Employment Agreement

Mr. McWilliams’ employment agreement as President and CEO – Momentis, was entered into on June 1, 2011 with Just Energy (U.S.) Corp., a subsidiary of Just Energy for an indefinite period. Prior to that time, commencing April 17, 2010, he was associated with Momentis as an independent representative.

2.	Compensation Components

Pursuant to his employment agreement, as approved by the committee and the board, Mr. McWilliams was entitled at March 31, 2012 to:

(a)
Base Salary:  A base salary of U.S. $175,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Mr. McWilliam’s base salary is to remain at U.S. $175,000 for the year ending March 31, 2013 in the context of his short length of service and the total compensation received or receivable by Mr. McWilliams for the financial year ended March 31, 2012 as described below.

(b)
Annual Short Term Targeted Performance Bonus:  An annual targeted performance bonus equal to U.S. $15 payable at the end of each quarter for each independent representative (“IR”) enrolled by Momentis in such quarter generating on a cumulative basis a minimum of two customers meeting the Momentis duration requirements payable in cash with a right to elect to take part thereof in RSGs. For the year ended March 31, 2012, McWilliams enrolled 35,795 IRs meeting this criteria entitling him to $533,166 of which $55,588 was taken in cash and $477,578 in 36,778 RSGs vesting immediately.

(c)
Long Term Targeted Bonus:  An annual targeted bonus based on the achievement by the Momentis division of Just Energy of incremental levels of targeted EBITDA and IR growth as determined by a matrix included in his employment agreement subject to net customer additions, embedded margins in the customer contracts and compliance issues, if any. The bonus is payable as to 100% in fully paid RSGs (with a 10 year term vesting over a three year period subject to continued employment on each applicable vesting date). While it is premature to finalize his entitlement, based on the above, the compensation committee awarded Mr. McWilliams a minimum annual targeted bonus of $400,000 based on the matrix included in his employment agreement (which would entitle him to 29,828 RSGs at $13.41 per RSG), payable as to100% in fully paid RSGs with a 10 year term, vesting as to 1/3 on each of March 31, 2013, 2014 and 2015 subject to continuing employment on each applicable vesting date.

(d)	Options: Subject to the compensation committee’s discretion. None awarded.

(e)
RSGs:  Mr. McWilliams received a minimum of 66,606 fully paid RSGs as part of his annual short and long term targeted bonuses of which 36,778 RSGs vested immediately and 29,828 RSGs vest equally over three years subject to continuing employment on each applicable vesting date.

(f)
Residuals:  Prior to joining Just Energy as President of Momentis on June 1, 2011, Mr. McWilliams was associated with Just Energy as a Momentis independent representative from April 17, 2010 to May 31, 2011, earning Residuals on the sale of energy and non-energy contracts to customers by himself and by independent representatives whom he recruited, trained, motivated and supervised. As indicated in note (12) to the Summary Compensation Table on page 56. Mr. McWilliams received $213,978 related to Residuals during the year ended March 31, 2011 and $1,884,403 related to Residuals during the year ended March 31, 2012 and will continue to receive Residuals on a go forward basis as described above payable as to 100% in cash.

User Friendly Shareholder Financial Criteria

In determining short and long term incentive bonuses for several of Just Energy’s NEOs for the year ending March 31, 2013, Just Energy uses financial measures such as adjusted EBITDA, base EBITDA per share and embedded gross margins each of which for Just Energy’s business and financial model best reflect and indicate the creation of shareholder value, annual financial performance and the ability of Just Energy to sustain its dividend level. Other commonly used financial measures such as earnings per share, net income and total shareholder return are not meaningful or helpful to measure Just Energy’s performance as it is required, under IFRS accounting, to mark its commodity book to market which can result in large year to year fluctuations in income, EBITDA and earnings per share. The non GAAP financial measures are defined below.

Base EBITDA: EBITDA is adjusted to exclude the mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

Adjusted EBITDA per share: Base EBITDA is adjusted to deduct selling and marketing costs sufficient to maintain the existing level of gross margin and deducting maintenance capital expenditures necessary to sustain existing operations using the average number of shares outstanding during the applicable year as calculated in Just Energy’s MD&A. This adjustment results in the exclusion of the marketing of Just Energy carried out and the capital expenditures that it had made to expand to its future productive capacity.

Embedded Gross Margins: is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s MD&A.

Amendments to Employment Agreements and New Short and Long Term Incentive Targets

Based on the recommendations of the compensation committee and on the advice and recommendation of Just Energy’s compensation consultants, on May 17, 2012, the board of Just Energy approved: (a) formulaic criteria and targets to replace the purely discretionary annual short term performance bonuses (henceforth to be called the “short term incentive bonus”) for each of the executive chair, CEO and CFO as described in TABLE ONE below, and (b) new growth criteria and targets to replace the annual performance targeted incentive payments (henceforth to be called the “long term incentive bonus”) for each of the executive chair, the CEO and CFO based upon incremental growth over business plan targets as approved by the audit committee, in each case, for the year ended March 31, 2013 including the following factors weighted as described in TABLE TWO below:

Table One

Short term incentive bonus criteria to be used to calculate the short term incentive bonus for the YE March 31, 2013 are as follows:

Criteria (a) (b)			Notes:
A.	Key Performance Metrics – 40%		(a)
The STI bonus is to be based on the achievement of specific targets contained in the YE March 31, 2013 budget which has been approved by the audit committee and the compensation committee and which targets are set forth in schedules to the amended employment agreements for each of the executive chair, CEO and CFO for the one year commencing April 1, 2012. The amount of the STI bonus may be based on some targets but not all and will be based on the compensation committee’s judgment as to what is just and equitable having regard to all the circumstances in the context of a customer compliance ratio of under 2% across all of Just Energy’s markets.

	(i)	Net RCE adds;
	(ii)	Waterheater Equivalent adds;
	(iii)	Additional Added Qualified Momentis IRs;
	(iv)	TGF Ethanol Production (Litres); and
	(v)	Committed Solar Projects ($000).

B.	Adjusted EBITDA Just Energy – 40% (c)		(b)	The total STI bonus opportunity for each of the executive chair and CFO is 50% – 100% of base salary and for the CEO is 75% − 150% of base salary.

C.	Other factors – 20% (d)		(c)	To be based on the compensation committees assessment of the achievement of the target set forth identified in each of the NEO’s amended employment agreements for the year commencing April 1, 2012.

(d)
Including commitment, leadership, duties and responsibilities, acquisitions, financing, bank facility and relationships, marketing, product diversification, new products, organic growth and succession planning.

Table Two

Long term incentive bonus criteria to be used to calculate the long term incentive bonus for the YE March 31, 2013 are as follows:

Long Term Incentive Bonus Criteria(1)(2)	Weighting %(1)(3)

Adjusted EBITDA per share(4)(6)	30%
Embedded Gross Margin(5)(6)	60%
New Business Ventures (revenue)(2)	10%

Notes:

(1)
Annual Growth Performance Targets.  The annual growth performance targets for each of the above three growth criteria were derived from the budget approved by the audit committee for the YE March 31, 2013 and are included in amending employment agreements for each of Ken Hartwick, Rebecca MacDonald and Beth Summers for the year commencing April 1, 2012 Each criteria is allocated the weight as indicated in determining the long term incentive bonus. The maximum potential total long term incentive bonus payment entitlement for any one year will escalate based on the % achievement of the annual growth performance targets for any one year for Rebecca MacDonald (YE March 31, 2013 only) and Ken Hartwick at $2 million based on achievement of the annual growth performance target at 100% escalating to $2.5 million at 103%; to $3 million; at 106%; to $3.5 million at 109; and to $4 million at 112% and beyond and at $.5 and $1 million based on the achievement of an annual growth performance target of 90% and 95% respectively, and for Beth Summers at 2/5ths of Ken Hartwick’s bonus entitlement.

(2)
New Business Ventures.  Includes the expansion of Hudson Solar, United Kingdom expansion, National Home Services and other new business ventures. Revenue means booked revenue as per Just Energy’s annual business plan as approved annually by the audit committee and the board.

(3)
Calculation of Incentive Bonus.  Each of the above three criteria is allocated the weight indicated in determining the total long term incentive bonus payment payable as to 100% in RSGs at the end of each year, having a 10 year term and vesting over three years subject to continued employment on each applicable vesting date.

(4)
“Adjusted EBITDA” means Base EBITDA adjusted to deduct selling and marketing costs incurred for growth and adding maintenance capital expenditures necessary to sustain existing operations as calculated in Just Energy’s MD&A using the average number of shares outstanding during the year. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. “Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

(5)
Embedded Gross Margins means a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the average remaining life of National Home Services’ customer contracts. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s MD&A. It is assumed that expiring contracts will be renewed at target margin and renewal rates. Value based on US/Cdn $ at par.

(6)
Other Factors. The achievement of the above annual growth performance targets will be assessed by the compensation committee in the context of the earnings per share and common share price performance of Just Energy relative to the TSX index in order to achieve what the committee believes is just and equitable. Total shareholder return on both an absolute and relative basis will be examined. Changes will only be made in extra-ordinary circumstances.

(7)	Calculation. Embedded gross margin and adjusted EBITDA will be calculated as per Just Energy’s management discussion and analysis.

Amendments to the employment agreements for each of the executive chair, CEO and CFO to reflect Table One and Table Two above were approved by the board on May 17, 2012 to be effective commencing April 1, 2012. As indicated in Table One and Table Two above, the board and compensation committee of Just Energy can exercise its discretion to award compensation absent the attainment of the relevant performance metric or reduce or increase the size of any award or payment in order to achieve what they believe is just and equitable. Changes will be made only in exceptional circumstances.

TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS

1.	Termination Events or Circumstances

While the payment and other benefits resulting from a termination vary based on the terms of each NEO’s employment agreement, the obligations and rights, whether exercisable by an NEO or by Just Energy, are generally the same, except as disclosed under the heading “Termination Benefits” in section 2 below and except for Mark Silver whose termination, change of control and other benefits are dealt with separately on page 53.

Except as disclosed below, the termination provisions in four of the NEO’s employment agreements provide that the employment relationship will end in the following events or circumstances:

(a)	Voluntary Resignation. Exercisable by the NEO on 60 days prior written notice to Just Energy;

(b)
Constructive Dismissal or Dismissal without Cause.  Exercisable by the NEO on notice to Just Energy within 60 days of the happening of a constructive dismissal event or circumstance (15 days for McWilliams), which includes: (i) constructive dismissal; (ii) the breach by Just Energy of its obligations under the employment agreement in any material respect; or (iii) the bankruptcy or insolvency of Just Energy;

(c)	Cause. Exercisable forthwith upon notice to the NEO by Just Energy in the event of cause as interpreted by applicable law;

(d)
Disability.  Exercisable by the board of directors of Just Energy on notice to the NEO in the event of the inability of the NEO to perform the essential functions of employee’s duties with reasonable accommodation;

(e)
On Completion of Term.  Exercisable by the NEOs (other than McWilliams), if 30 days prior to the expiry of the term of the employment agreement, Just Energy has not made an offer of employment in the form of an extension employment agreement containing terms and conditions no less favourable to NEO from a commercial standpoint as the terms and conditions of the NEO’s then current employment agreement;

(f)
Change of Control.  Exercisable by the NEO on written notice to Just Energy within 60 days after the expiry of a period of 120 days after the occurrence of the change of control event which is deemed to have occurred under each employment agreement if: (a) any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any syndicate or group acting or presumed to be acting jointly or in concert, offers to acquire or acquires, directly or indirectly, common shares representing 50% or more of the outstanding common shares; (b) assets of Just Energy representing 50% or more of the net book value of Just Energy, determined as of the date of the audited financial statements of Just Energy then most recently published, are sold, liquidated or distributed; or (c) shareholders approve, or Just Energy consummates, any reorganization, amalgamation, arrangement, merger, business combination, consolidation, issuance of securities, sale of assets, liquidation, dissolution or winding-up, or any combination thereof (a “transaction”), and, as a result thereof, persons who are shareholders immediately prior to such transaction would not, immediately thereafter, directly or indirectly, own securities representing de facto control of the reorganized, amalgamated, continuing, merged, surviving or consolidated entity.

2.	Termination Payments and Benefits

The termination benefits, entitlements and obligations of each NEO and/or Just Energy with respect to the termination events or circumstances described in section 1 above are as set forth below:

(a)	Voluntary Resignation: Each NEO is entitled:

(i)	to be paid by Just Energy NEO’s pro-rated salary, accrued and unpaid vacation pay and approved and unpaid expenses to NEO’s departure date; and

(ii)	to exercise or exchange, within 90 days of the NEO’s departure date, NEO’s vested RSGs, if any, pursuant to the NEO’s RSG agreements and the RSG Plan, as applicable.

(b)	Constructive Dismissal: Each NEO is entitled:

(i)	to be paid by Just Energy an amount equal to the amounts described in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)	to be paid by Just Energy an amount equal to one year’s base salary, except in the case of McWilliams, who is entitled to be paid by Just Energy an amount equal to three months base salary;

(iii)
at Just Energy’s financial year end following the constructive dismissal event (except for McWilliams), to be paid by Just Energy an amount in cash equal to NEO’s annual targeted bonus based on specific growth criteria in the NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of Just Energy immediately preceding the constructive dismissal event for the fiscal year of Just Energy during which the constructive dismissal event occurred;

(iv)	to the accelerated and immediate vesting of all unvested RSGs and the right within 90 days of the departure date to exercise and/or exchange all vested RSGs; and

(v)	the term of the NEO’s non-competition obligation is reduced from three years to one year from the departure date.

(c)	Cause. Each NEO:

(i)	is entitled to be paid by Just Energy the amounts in 2(a)(i) and to the rights in 2(a)(ii) above; and

(ii)	is not entitled to exchange or exercise any unvested RSGs.

(d)	Disability. Each NEO is entitled:

(i)	to be paid by Just Energy the amounts in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)
to continue as an employee after the departure date for the purpose solely of qualifying for long term disability, insurance or other similar benefits and a continuation of such benefits for one year from the departure date; and

(iii)
to the continued vesting of all unvested RSGs notwithstanding NEO will not be an employee on each applicable vesting date and to exchange all RSGs for common shares on a 1:1 basis prior to the expiry of the term thereof.

(e)
Completion of Term.  In the event a comparable offer of employment: (i) is made to an NEO who is the executive chair, CEO or CFO and the NEO does not accept it at least 30 days prior to the expiry of the term of the then current employment agreement, then the NEO’s employment will terminate and NEO will be entitled to be paid by Just Energy the amounts in 2(a)(i) above and to the rights in 2 (a)(ii) above; or (ii) is not made to NEO, in which event, (x) NEO will be entitled to be paid by Just Energy the amounts in 2(a)(i) and to the rights in 2 (a)(ii) above and all unvested RSGs will continue to vest on the applicable vesting dates and be exercisable and exchangeable into common shares prior to their termination date notwithstanding NEO is no longer an employee of Just Energy, and (y) each of the executive chair, president and chief executive officer and the chief financial officer shall be entitled to be paid by Just Energy, in cash: (A) a minimum of 50% of such NEO’s discretionary performance bonus opportunity and (B) one years base salary and (z) the non-compete covenant is reduced to one year. As the employment for the president of Momentis is for an indefinite period, this provision is not available to him.

(f)	Change Control. Each NEO is entitled:

(i)	to the automatic vesting of all unvested RSGs (other than, to the extent unvested, the 600,000 long term retention RSGs granted to Hartwick (500,000) and Ms. Summers (100,000)); and

(ii)
providing NEO continues employment for 120 days after the change of control event, to terminate the employment agreement and, if such option is exercised, to the rights in 2(a)(i) above and (except for McWilliams), at Just Energy’s financial year end following the change of control event, to be paid by Just Energy an amount in cash equal to NEO’s annual targeted non-discretionary bonus based on the specific growth criteria in NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of Just Energy immediately preceding the change of control event for the fiscal year of Just Energy during which the change of control event occurred above.

3.	Employment Agreements – Other Terms, Conditions and Obligations

The employment agreements for each of the NEOs contain other terms, conditions and obligations which relate to the financial compensation and the benefits/obligations arising on a termination of the employment relationship as follows:

(a)
Common Share Ownership.  To align the interests of each NEO with those of shareholders, each NEO (other that the executive chair and President of NEC, both of whom have significant shareholdings in Just Energy) is required to own securities of Just Energy (RSGs and common shares), by specified dates having a market value based on a multiple of their base salary. See note (c) to the Common Share Ownership Table on page 37.

(b)
Non-Competition Covenant.  During the course of the employment and for a period of three years after the termination of the employment relationship, each NEO is prohibited from competing directly or indirectly with Just Energy except that the three year non-compete period is abridged from three to one year in certain circumstances including constructive dismissal and termination at the end of the term.

(c)
Non-Solicitation Covenant.  During the course of the employment and for a period of three years after the termination of the employment relationship (howsoever caused), NEO may not solicit, contact or approach any supplier, customer or employee of Just Energy for the purpose of soliciting business which is competitive to Just Energy’s business.

4.	Termination Benefits

Pursuant to the employment agreements between Just Energy and each NEO, Just Energy is required to make certain payments upon the termination of their employment (whether related to voluntary resignation, constructive dismissal, cause, disability, change of control and on completion of term). An estimate of the amount of the payments required to be made by Just Energy on constructive dismissal or on a change of control assuming the triggering event giving rise to such payments occurred on March 31, 2012 is set out in the table below. The payments required to be made by Just Energy to the NEOs on resignation, termination for cause, disability and on completion of term (assuming a comparable offer of employment is extended to the NEO), are not considered by Just Energy to be material and are described above under “Termination Payments and Benefits” and below under “Termination Payments and Benefits – Mark Silver”.

Name of NEOs at March 31, 2012	Constructive Dismissal(1)		Change of Control(1)

Rebecca MacDonald	$2,350,000		$1,700,000
Ken Hartwick	$2,550,000		$1,700,000
Beth Summers	$1,130,000		$840,000
Andrew McWilliams	$43,641	(2)	NIL	(2)
Mark Silver	$20,735,000	(3)	$20,735,000	(3)

Notes:

(1)
Amounts exclude the benefits based on the accelerated vesting of all unvested RSGs (including all unvested long term retention RSGs in the case of constructive dismissal) but would not involve the payment of any additional monies by Just Energy.

(2)	Amount excludes his entitlement to Residuals.

(3)	No longer payable after July 1, 2012.

1.	Termination Payments and Benefits – Mark Silver

(a)	Voluntary Termination. Mr. Silver is entitled to exchange, within 90 days of his departure date, any vested RSGs.

(b)	Constructive Dismissal/Dismissal Without Cause. Mr. Silver is entitled:

(i)
to a payment in an amount determined by the projected fee Mr. Silver would have earned over the life of the contract based on the number water heaters and HVAC equipment that would have been installed if Mr. Silver had not been dismissed by Just Energy without cause, discounted at a rate of 10%, less any amounts that Mr. Silver had previously received in cash or RSGs; and

(ii)	to exchange Mr. Silver’s vested RSGs, if any.

(c)	Cause. Mr. Silver is entitled to exchange, within 90 days of his departure date, his vested RSGs, if any.

(d)	Disability or Death. Upon the death or disability of Mr. Silver, he is entitled:

(i)	to be paid the amounts described in 1(b)(i) above; and

(ii)	to exchange, within 90 days of his departure date, Mr. Silver’s vested RSGs, if any.

(e)	Completion of Term. Mr. Silver is entitled:

(i)	to payment of the Royalty Fee commencing 12 months following the completion of the term;

(ii)	to exchange his vested RSGs, if any; and

(iii)	to the continued vesting of any of his unvested RSGs and to exchange such RSGs.

(f)	Change of Control of NHS During the Term. Mr. Silver is entitled:

(i)	to be paid the amounts described in 1(b)(i) above; and

(ii)	to exchange his vested RSGs, if any.

(g)	Change of Control of NHS Following the Term. Mr. Silver is entitled:

(i)
the present value using a discount rate of 10% of Mr. Silver’s earned yet unpaid Royalty Fee, less the sum of all cash payments paid to Mr. Silver with respect to any unvested RSGs granted to him under the Agreement;

(ii)	to exchange his vested RSGs, if any; and

(iii)	to the continued vesting of any of his unvested RSGs and to exchange such RSGs.

Summary Compensation Table – NEOs

The following table sets forth all compensation received by an NEO from Just Energy and/or its affiliates for the periods indicated.

				Annual incentive plan awards
				Discretionary performance Bonuses		Performance based targeted bonuses
Name and principal position	Year ended March 31	Base Salary $	Share- based awards(4) $	Cash $	Equity based awards ($)(5)	Cash $	Equity based awards ($)(5)	Pension value(6) $	All other compensation (7)(8)(9)(10) $	Total Compensation $

Rebecca MacDonald,	2012	650,000	NIL	650,000	NIL	NIL	1,700,000	NIL	NIL	3,000,000
Executive Chair(1)(2)	2011	600,000	NIL	300,000	300,000	NIL	1,600,000	NIL	NIL	2,800,000
	2010	500,000	NIL	250,000	250,000	NIL	300,000	NIL	NIL	1,300,000
Ken Hartwick,	2012	850,000	NIL	1,190,000	NIL	NIL	1,700,000	NIL	34,000	3,774,000
President and	2011	700,000	$5,875,000(4)(11)	350,000	350,000	NIL	1,600,000	NIL	$28,000(10)	8,903,000
CEO(1)(2)	2010	600,000	NIL	300,000	300,000	NIL	300,000	NIL	24,000	1,524,000
Beth Summers,	2012	450,000	NIL	400,000	NIL	NIL	680,000	NIL	18,000	1,548,000
CFO(1)(2)(3)	2011	420,000	$1,175,000(4)(11)	190,000	190,000	NIL	640,000	NIL	$16,800(10)	2,631,800
	2010	390,000	NIL	195,000	105,000	NIL	75,000	NIL	15,600	780,600
R. Andrew	2012	144,812	NIL	55,588	477,578	NIL	400,000	NIL	1,871,302(12)	2,949,280
McWilliams,	2011	NIL	NIL	NIL	NIL	NIL	NIL	NIL	217,573(12)	217,573
President Momentis(1)(2)	2010	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Mark Silver,	2012	NIL	NIL	NIL	NIL	2,659,872	1,410,168	NIL	NIL	4,070,040
President	2011	NIL	NIL	NIL	NIL	NIL	869,407	NIL	NIL	869,407
National Energy Corporation(1)(2)	2010	NIL	NIL	NIL	NIL	NIL	1,282,574	NIL	NIL	1,282,574

Notes:

(1)
The amount of base salary for each Named Executive Officer disclosed in the above table reflects the amount actually received by each Named Executive Officer for the year ended March 31, 2012. The annual base salary for each Named Executive Officer in the above table for the year ended March 31, 2012 is as follows: Rebecca MacDonald ($650,000); Ken Hartwick ($850,000); Beth Summers ($450,000); Andrew McWilliams ($145,833 – 10 months) and Mark Silver (NIL).

(2)
Rebecca MacDonald became an officer of Just Energy on April 30, 2001. Prior thereto she held the same or similar positions with Just Energy or its predecessor. Effective April 1, 2006 she became Executive Chair of Just Energy and on March 1, 2008 she assumed the additional position as Co-Chief Executive Officer which she relinquished on June 25, 2008 to remain as Executive Chair. Ken Hartwick, C.A., became Chief Financial Officer on April 5, 2004, was appointed President of Just Energy on March 9, 2006 and assumed the additional position as Co-Chief Executive Officer on March 1, 2008. He also served as Chief Financial Officer from July 5, 2007 to December 31, 2007 and Interim Chief Financial Officer from February 5, 2009 to February 16, 2009. Mr. Hartwick became Chief Executive Officer and President on June 25, 2008. Beth Summers, C.A. joined Just Energy as Chief Financial Officer on February 16, 2009. Andrew McWilliams joined Just Energy as an independent representative on April 17, 2010 and became President of Momentis on June 11, 2011. Mark Silver joined Just Energy as a consultant to Universal Energy and became President, NEC in July 2009. A detailed summary of the employment agreements for each of the Named Executive Officers are set forth above under “NEO Employment Agreements” and “Amendments to Employment Agreements”.

(3)
Beth Summers. C.A., commenced employment with Just Energy as Chief Financial Officer on February 16, 2009 (the “Commencement Date”) at which time she was granted 10,000 RSGs (which had a total value of $108,000 based upon the closing price of the Units on the TSX on February 17, 2009 of $10.80), all of which are now vested.

(4)
This column indicates the fully paid long term retention RSGs (“LTR RSGs”), granted by the board on May 20, 2010 (effective March 31, 2010 as approved by the compensation committee on March 29, 2010) to Ken Hartwick (500,000) and to Beth Summers (100,000), vesting as to 5% thereof on each of March 31, 2011 and 2012 – now vested; 10% on each of March 31, 2013 and 2014 and as to the balance thereof – 70% on March 31, 2015, exchangeable 1:1 into common shares, subject to vesting, providing: (a) the vesting thereof on each applicable vesting date is subject to continued employment, (b) the LTR RSGs vesting on March 31, 2015 (i.e., 70% thereof) must be held as RSGs or common shares until March 31, 2018. The closing TSX market price of the common shares on the grant date (May 20, 2010) was $11.75. The accounting fair value of each of the LTR RSGs on the grant date, determined in accordance with Section 3870 of the CICA Handbook, is equal to the grant date fair value as indicated above i.e., $11.75 per fully paid LTR RSGs. For purposes of determining the accounting expense to be included in the financial statements of Just Energy for the year ended March 31, 2012 in respect of the May 20, 2010 LTR RSGs awards, such accounting fair value would be adjusted for forfeitures (which were nil) and amortized over the vesting (hold) periods. On that basis the March 31, 2012 accounting expense in respect of the LTR RSGs for the three NEOs was approximately 1,900,000 which is materially less than the aggregate grant date value of such awards. For purposes of preparing financial statements for any subsequent period, annually or quarterly, the compensation expense that will be included in the Just Energy’s financial statements will be based on the vesting period of the LTR RSGs.

(5)
These columns indicate the total of the non-cash portion of the annual incentive plan awards (excluding long term retention RSGs), which each of Ms. MacDonald ($1,700,000), Ms. Summers ($680,000), Messer’s. Hartwick ($1,700,000), Silver ($1,410,168) and McWilliams ($400,000) were entitled to receive at March 31, 2012 and which were granted to each of them as equity based awards on May 17, 2012 in the form of fully paid RSGs effective March 31, 2012 (the “Effective Grant Date”). Such fully paid RSGs (Ms. MacDonald – 126,771 RSGs; Ms. Summers – 50,708 RSGs; Messer’s. Hartwick – 126,771 RSGs; Silver – 116,698 RSGs – granted at various dates during the year ended March 31, 2012; and McWilliams – 36,778 RSGs are for a term of 10 years, are exchangeable subject to vesting into common shares on a 1:1 basis and vest as to 1/3 thereof on each of the first three anniversary dates of the Effective Grant Date subject to continued employment as a senior officer of Just Energy or any affiliate thereof, in each case, on each applicable vesting date except that all RSGs granted to Silver vest on the first anniversary of the applicable date. The RSG Plan is described under “2010 RSG Plan”. Each of Ms. MacDonald, Ms. Summers and Hartwick, is required to 100% of their performance based targeted bonus in RSGs as described in more detail under “Compensation of the Directors and Officers of Just Energy – NEO Employment Agreements”. Of the 116,698 RSGs granted Silver, they vested one year from each applicable grant date. Of the 66,606 RSGs granted to McWilliams 36,778 RSGs vested immediately and 29,828 RSGs vested equally over three years subject to continuing employment on each applicable vesting date.

(6)	None of the NEOs are entitled to receive any pension or defined contribution or any other form of retirement allowance.

(7)
Does not include the amounts paid on RSGs including long term retention RSGs (vested and unvested) which equals the amount of dividends paid monthly on common shares of Just Energy and which, for the year ending March 31, 2012 was $622,171 for Rebecca MacDonald; $1,181,049 for Ken Hartwick; $219,733 for Beth Summers; $3,194 for Andrew McWilliams and $254,466 for Mark Silver.

(8)
The aggregate value of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for each of the Named Executive Officers for the year ended March 31, 2012.

(9)
No options were granted to any NEO for the year ended March 31, 2012. See the table entitled “Incentive Plan Awards – NEOs” at page 57 of this proxy circular. Options vest over three or five years from the grant date and expire five or ten years from the grant date. The Option Plan is described under “Option Plan”.

(10)
This amount includes the interests of Messrs. Hartwick ($34,000), McWilliams ($NIL) and Ms. Summers ($18,000) in Just Energy’s Deferred Profit Sharing Plan and the Employee’s Profit Sharing Plan (both of which are described in more detail under “Compensation of the Directors and Officers of Just Energy – Compensation Discussion and Analysis – Compensation Components – Specific Criteria – Employee Benefit Plans”) as at March 31, 2012. Ms. MacDonald and Messrs. Silver and McWilliams do not participate in the plans.

(11)
Excludes the fair market value of the long term retention RSGs (based on the TSX closing market price of common shares on March 31, 2012 of $13.80), awarded effective March 31, 2010 and which vested at March 31, 2012 for each of Messrs. Hartwick (25,000 RSGs: $345,000) and Ms. Summers 5,000 RSGs: $69,000).

(12)	These amounts reflect the value of Residuals to which McWilliams was entitled at March 31, 2011 and 2012. See page 46.

Incentive Plan Awards – NEOs

Outstanding Share-based awards and option based awards.

The following table provides information for all awards outstanding at March 31, 2012.

	Option based awards				Common Share based awards
Name	Number of Common Shares underlying unexercised options	Option exercise price $	Option expiration date	Value of unexercised in-the-money options $	Number of Common Shares that have not vested(1) #	Market or payout value of Common Shares based awards that have not vested(2) $

Rebecca MacDonald	NIL	N/A	N/A	N/A	222,904	3,076,075
Ken Hartwick(1)	NIL	N/A	N/A	N/A	676,268	9,332,498
Beth Summers	NIL	N/A	N/A	N/A	181,288	2,501,774
Andrew McWilliams	NIL	N/A	N/A	N/A	66,606	919,163
Mark Silver	NIL	N/A	N/A	N/A	116,698	1,610,432

Notes:

(1)	Reflects number of unvested RSGs at March 31, 2012.

(2)	Reflects the market value based on the closing price of the common shares on the TSX on March 31, 2012 of $13.80.

Incentive Plan Awards – value vested or earned during the year.

The following table provides information relating to the value vested or earned with respect to incentive plan awards for the year ending March 31, 2012.

Name	Option based awards – Value vested during the year ($)	RSG based awards – alue vested during the year(1) ($)	Non equity incentive plan compensation – Value earned during the year ($)

Rebecca MacDonald	NIL	1,251,011	1,700,000
Ken Hartwick	NIL	1,648,990	1,700,000
Beth Summers	NIL	424,171	680,000
Andrew McWilliams	NIL	507,536	880,945
Mark Silver	NIL	1,258,091	1,410,168

Note:

(1)
Reflects the market value of the RSGs that vested during the year ended March 31, 2012 based on the closing price of Shares on the TSX on March 31, 2012 of $13.80 including all RSGs granted by the compensation committee on April 4, 2012, and approved by the board on May 17, 2012 effective March 31, 2012.

Option Plan

The officers, full-time employees and service providers of and to Just Energy are eligible to participate in the option plan. On February 6, 2009, the board of directors adopted the policy that no further options would be granted to directors. Moreover, the compensation committee has no present plans to award options to NEOs as part of its compensation arrangements. The purpose of the option plan is to provide eligible participants with financial rewards that will encourage ownership of common shares, enhance Just Energy’s ability to attract, retain and motivate key personnel and service providers and reward recipients for significant performance and cash flow growth of Just Energy. The option plan is administered by the compensation committee. The compensation committee has the power to, among other things: (i) determine those directors, officers, employees and service providers eligible to be granted options; (ii) determine the number of common shares covered by each option; (iii) determine the exercise price for each option; and (iv) determine the time or times when options will be granted and when they are exercisable and expire. The exercise price for any option granted may not be less than the closing market price of the common shares on the TSX on the business day immediately preceding the day upon which the option is granted. Except as otherwise provided in individual option agreements approved by the compensation committee, options granted under the option plan are non-transferable, non-assignable and expire five or ten years from their grant date. At March 31, 2012, 1,264,166 options were available for grant under the option plan (less than 1% of the outstanding shares).

Under the option plan and applicable option and employment agreements for the Named Executive Officers, all options will automatically vest immediately: (i) prior to the occurrence of a “Change of Control” of Just Energy as defined under the heading “Employment Agreements – Named Executive Officers”; (ii) upon dismissal without cause or constructive dismissal; and (iii) in certain cases, at the end of the term of an employment agreement if a further employment agreement on no less favourable terms from a commercial standpoint is not made available or offered to certain employees of Just Energy or an affiliate thereof. The maximum number of options currently available for issue under the plan is 1,264,166. The option plan may not be amended without shareholder approval and the consent of the TSX.

If before the expiry of an option, a participant’s employment is terminated by reason of death, such option may be exercised by the legal representatives of the estate of the participant at any time on or prior to the earlier of (i) the expiry date of such option and (ii) the first anniversary of the date of death of the participant.

2010 Restricted Share Grant Plan

As described under “NEO Employment Agreements” and “Compensation Discussion and Analysis”, in lieu of granting options under the option plan, a specified minimum percentage of the short-term discretionary bonuses and/or long-term targeted incentive bonuses to which NEOs and certain other employees of, and consultants to, Just Energy are entitled (individually an “RSG Grantee”), are payable in fully paid RSGs which vest at various dates (a “Vesting Date”), ranging from immediately on the grant date (the “Grant Date”) to 10 years from the Grant Date, providing that on applicable Vesting Dates the RSG Grantee continues to be an employee with or consultant to Just Energy or an affiliate thereof. The RSG Plan is an umbrella plan which governs: (a) RSGs previously granted to a RSG Grantee under employment agreements referred to under the heading “NEO Employment Agreements” (b) the grant of fully paid RSGs to employees of and consultants to Just Energy and its affiliates; and (c) the 600,000 fully paid long term retention RSGs granted to certain NEOs described under “Long Term Retention – Restricted Share Grants”. Fully paid RSG’s are, subject to vesting, exchangeable into fully paid common shares on a cumulative basis for up to 10 years from the Grant Date on the basis of one common share for each fully paid RSG. The number of fully paid RSGs to which an RSG Grantee is entitled is determined on the relevant Grant Date by dividing the specified percentage of the amount of the short-term discretionary bonus or long-term targeted incentive bonus to which such Grantee is entitled and/or elects to receive, and which is payable in fully paid RSGs, by the simple or weighted average of the closing market price of the common shares on the TSX for periods ranging between 10 and 30 days for RSGs granted prior to June 30, 2004, and, unless otherwise provided by the compensation committee and/or the board of directors, 20 days for all other RSGs, in each case, immediately prior to the Grant Date. In some cases, a fixed number of fully paid RSGs are granted to an employee in lieu of a cash bonus without reference to a simple average closing TSX price. Pending the exchange of fully paid RSGs for common shares, the RSG Grantee is entitled to receive monthly cash payments from Just Energy equal to the monthly dividends such Grantee would otherwise be entitled to receive if the RSGs were common shares, less any applicable withholdings or other tax. All outstanding RSGs, whether or not vested, automatically vest on the happening of certain events including: death, a change of control (other than long term retention RSGs), dismissal without cause or constructive dismissal and the inability, in certain circumstances, of Just Energy (or an affiliate thereof) and a NEO to settle upon a further employment arrangement at the end of term. RSGs do not carry the right to vote. The total number of common shares which may be made available to any RSG Grantee under the RSG Plan together with any common shares reserved for issuance under options or warrants for services and employee unit purchase plans or any other unit compensation arrangements to such RSG Grantee may not exceed 5% of the issued and outstanding common shares at the Grant Date.

The RSG Plan is administered by the compensation committee which has broad powers respecting the granting, vesting, term and allocation of RSGs and to interpret the RSG Plan. The aggregate number of RSGs which may be granted under the RSG Plan is currently limited to three million which, when issued and vested, are exchangeable, on a one for one basis, into an equal number of fully paid and non-assessable common shares.

The maximum number of RSGs currently issuable under the RSG Plan is 1,657,354. Without the approval of shareholders, the RSG Plan may not be amended: (a) to increase the number of RSGs issuable under the Plan, (b) to expand the scope of an “Eligible Person” or (c) to extend the term of a RSG benefiting an insider of Just Energy. Subject to the terms of an employment agreement and to a resolution of the compensation committee, all rights to exchange a RSG for common shares expire upon a RSG Grantee ceasing to be an Eligible Person provided: (i) in the event of death, a RSG may be exercised by the legal representatives of the estate of the RSG Grantee prior to the earlier of: (A) the expiry of such RSG and (B) the first anniversary of the date of death of such RSG Grantee, (ii) in the event the employment of a RSG Grantee is terminated for reasons other than for cause or death, such RSG may be exchanged at any time prior to the earlier of: (A) the expiry date of such RSG and (B) the day that is three months following the date of termination of employment of the RSG Grantee.

The RSG Plan was introduced to replace the granting of options to senior executives of Just Energy and its affiliates and to provide a mechanism to ensure that all or a significant portion of the short-term discretionary performance bonuses and/or long-term targeted incentive bonuses payable to senior officers (including the NEOs), are payable in fully paid RSGs in lieu of cash, thereby encouraging the RSG Grantee to continue in the long-term employment of Just Energy, while aligning their interests to those of shareholders. The number of RSGs authorized to issue was increased by two million from three to five million at the June 29, 2010 AGM so that 1,657,354 RSGs are currently available for issue under the RSG Plan.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides additional information about Just Energy’s equity compensation plans approved by shareholders at March 31, 2012:

Plan Category(1)	# of Common Shares Issuable upon the Exercise or Exchange of Outstanding	Weighted – Average Exercise Price of Outstanding:	# of Securities Available for Future Issuance under Plan (Excluding Common Shares in Column (a))

Option Plan	Options	Options	Shares
	50,000	$15.09	1,264,166
RSG Plan	RSGs	RSGs	RSGs
	3,703,001	$13.85	978,376
DSG Plan	DSGs	DSGs	DSGs
	146,855	$13.32	54,638

Note:

(1)	Each of the option plan, the RSG Plan and the DSG Plan were approved by shareholders and each Plan is described in detail elsewhere in this proxy circular.

Just Energy Performance Graph

The following graph illustrates Just Energy’s cumulative shareholder return, as measured by the closing price of the Units of the Fund at the end of the financial years March 31, 2007 to March 31, 2012 and the closing price of the common shares at March 31, 2012 assuming an initial investment of $100 and reinvestment of distributions and dividends, compared to the TSX Composite Total Return Index and the TSX Capped Utilities Total Return Index:

Note:

(1)
The total return is calculated by assuming dividends (formerly distributions) are reinvested on the date the dividends were paid and the number of common shares issued pursuant to the special in-kind distributions was set on December 31, 2007.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year of Just Energy, none of the current or former directors, executive officers or employees of Just Energy or any of its subsidiaries, or any of the proposed Directors of Just Energy, nor any of their associates or affiliates, is now or has been indebted to Just Energy, other than for routine indebtedness, nor is or has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Just Energy.

CORPORATE GOVERNANCE

The Canadian Securities Administrators issued National Policy 58-201 entitled “Corporate Governance Guidelines” (“NP 58-201”) and National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) which apply to reporting issuers after June 30, 2005. Schedule A which is attached to this proxy circular details the corporate governance practices of Just Energy with reference to NP 58-201 and Form 58-101F1. Schedule B indicates other directorships of reporting issuers and/or their subsidiaries held by those persons nominated as directors of Just Energy and the committees of such entities on which they serve and Schedule C sets forth the Mandate for the board of directors of Just Energy. Just Energy is in substantial compliance with NP 58-201.

Just Energy Corporate Governance Structure

The following diagram outlines Just Energy’s corporate governance structure

Policies		Governance Standards
•	Environment, Health and Safety Policy	•	Code of Business & Ethics Policy
•	Say on Pay Policy	•	Confidentiality, Communication and Trading Policy
•	Board Retire ment Policy	•	Directors Compensation Policy
•	Black-out Policy	•	Whistleblower Policy (procedures for complaints to audit committee)
•	Board Overloading Policy	•	Peer evaluation and directors questionnaire Policy
•	Clawback Policy	•	Mandates and Chair Position description for:
•	Director/Officer Ownership Policy		•	Audit Committee
•	Board Orientation Policy		•	Risk Committee
•	Continuing Education Policy		•	Compensation Committee
•	Board Diversity Policy		•	Nominating & Governance Committee
•	Risk Management Policy & Risk Management and Procedures		•	Internal Audit
•	Board without Management		•	Disclosure Committee
		•	Position Description for the:
			•	Lead Director
			•	Executive Chair
			•	CEO/CFO
			•	Chair of each of the Board Committees
		•	Privacy Policy

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of directors or executive officers of Just Energy, any security holder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding common shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of Just Energy or in any proposed transaction which has materially affected or would materially affect Just Energy or any of its subsidiaries.

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES

Other than as set forth below, no nominee for director of Just Energy is, as at the date of this proxy circular, or has been, within 10 years before the date of this proxy circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No nominee for director of the Corporation has, within the 10 years before the date of this proxy circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, nor has any proposed director been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

The Hon. Gordon D. Giffin, a director of Just Energy, was a director of Abitibi Bowater Inc. from October 29, 2007 until his resignation on January 22, 2010. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The directors and officers of Just Energy and their respective associates, as a group, beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of approximately 6,913,568 common shares of Just Energy representing approximately 5% of the outstanding common shares of Just Energy. The directors and officers of Just Energy are also entitled to receive, subject to vesting, an aggregate of 2,762,037 common Shares pursuant to the RSG Plan, the option Plan and the DSG Plan.

None of the principal holders of common shares of Just Energy or any director or officer of Just Energy or their respective subsidiaries, or any associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction in the last three years or any proposed transaction that materially affected, or is reasonably expected to materially affect, Just Energy or any of their respective affiliates, except as disclosed in this proxy circular or in the documents incorporated herein by reference.

ADDITIONAL INFORMATION

Additional information relating to Just Energy is available on SEDAR at www.sedar.com or on Edgar@www.sec.gov respectively. Financial information in respect of Just Energy and its affairs is provided in Just Energy’s annual audited comparative financial statements for the year ended March 31, 2012 and the related management’s discussion and analysis. Copies of Just Energy’s financial statements and related management discussion and analysis are available upon request from the Corporate Secretary, Just Energy Group Inc., 100 King Street West, Suite 2630, P.O. Box 355, Toronto, Ontario, M5X 1E1.

Schedule A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF
JUST ENERGY(1)

The board of directors continually evaluates the corporate governance policies and procedures of Just Energy. The board annually conducts a self assessment of its performance, an assessment of its members (including peer evaluations), and each committee assesses its members. Since the date of the last proxy circular, the board has reviewed its committee memberships to ensure the audit, the compensation, human resources, environmental, health and safety and the nominating and corporate governance committees are constituted with all independent directors pursuant to the independence standards established under national Instrument 58-101 and within the meaning of section 1.4 of national instrument 52-110 and the New York Stock Exchange (“NYSE”) listing standards to ensure all committees are constituted with a majority of independent directors. During the year ended March 31, 2012 the board, in compliance with Just Energy’s by-laws and Articles and statutory regulations, appointed one additional director and subject to their election at the annual meeting, two additional new directors will be elected to the board. Each of these three new directors meet the independence test of section 1.2(1) of National Instrument 52-110 and the NYSE listing standards. These appointments maintain the independence of the board at 55%.

Regulatory changes relating to corporate governance are continually monitored by the board and the board will take appropriate action as regulatory changes occur. In furtherance of this principle, on May 17, 2012 the board adopted three new policies on: (i) board retirement, (ii) board diversity and renewal and (iii) director orientation and continuing education. In the following table we describe Just Energy’s corporate governance practices in compliance with corporate governance disclosure requirements mandated under National Instrument 58-101 and the NYSE listing standards.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

1.	BOARD OF DIRECTORS

(a)	Disclose the identity of the directors who are independent.	The five board members who are independent pursuant to NI 58-101 are identified in the table in Schedule B on pages B1 and B2 of this proxy circular.

(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination.
Four Board members are not independent pursuant to NI 58-101. Two of them are senior officers of Just Energy and two are partners at law firms to which Just Energy makes payments for legal services. They are identified in the table in Schedule B of this proxy circular. See however section 7(b) of this Schedule A.

(c)	Disclose whether or not a majority of the directors are independent.	Five of the nine nominees proposed by management for election to the board and to be voted upon on an individual basis are independent under NI 58-101 and the NYSE listing standards.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All directorships, if any, with other public entities for each of the nine directors proposed by management for election to the board and to be voted upon on an individual basis and their committee representations are set out in the table in Schedule B of this proxy circular.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of the board and board committees meet without management in attendance at every regularly scheduled meeting, including telephone conference call meetings. Board committees meet with external consultants and professional advisors, without management in attendance. The audit committee also meets in camera with internal audit and separately with representatives of its external auditor. The number of meetings without management in attendance held during fiscal 2012 were, as regards: (i) the audit committee – 5; (ii) the compensation, human resources, environmental health and safety, committee – 4; (iii) the nominating and corporate governance committee – 4; (iv) the risk committee – 4; and (v) the board of directors – 9. All independent directors have an opportunity, through membership on one or more of the board committees (audit; compensation, human resources, environmental, health and safety; nominating and corporate governance; and risk), to participate in discussions without management and without the non-independent management directors in attendance.

(f)	Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.
Rebecca MacDonald, the board executive chair is not independent under NI 58-101. Her responsibilities are set out in the board chair position description which is available on Just Energy’s website at www.justenergy.com. Mr. Segal, the lead director and vice chair of the board is independent under NI 58-101. His responsibilities are set out in the lead director position description which is available on Just Energy’s website at www.justenergy.com. The lead director’s responsibilities include the obligation to ensure that the board discharges its responsibilities effectively and independently, in consultation with the four board committees. The lead director is chair of the nominating and corporate governance committee and is a member of the audit committee, the risk committee and the compensation, human resources, environmental, health and safety committee.

(g)	Disclosure of the attendance record of each director for all board and Committee meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance of each director for all board and board committee meetings held since the beginning of the most recently completed financial year is reported in this proxy circular on page 15. During 2012 each director attended all board meetings and 100% of the meetings of all committees of which they are a member. The average attendance rate in 2012 for all board meetings held during the year is 100%.

2.	BOARD MANDATE

(a)	Disclose the text of the board’s written mandate.	The board’s charter is included in Schedule C to this proxy circular. A mandate for the individual directors is available at Just Energy’s website at www.justenergy.com.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

The board has approved a strategic planning process and annually reviews and approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business, the competitive environment, pricing risks, hedging and other strategic issues. All of the above referenced risks and strategic issues are reviewed at each audit committee or risk committee and at each board meeting.

Based on the recommendation of the risk committee, the board of Just Energy has adopted a risk management policy and risk management procedures. The corporate risk officer reports to the risk committee at each meeting with respect to compliance by Just Energy with the above policies which are available on Just Energy’s website at www.justenergy.com.

The audit and risk committees identify and report regularly to the board on the Just Energy’s major financial and operating risks and review policies and practices, including the risk management policy, the risk management procedures and credit policy and hedging to manage the risks.

3.	POSITION DESCRIPTIONS

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The position descriptions for the board chair, the lead director and vice chair of the board and each individual committee chair are available on Just Energy’s website at www.justenergy.com

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO.	The CEO’s position description, which has been approved by Just Energy’s board, is available on Just Energy’s website at www.justenergy.com

(c)	Disclose whether or not the audit committee and CEO have developed a written position description for the CFO.	The CFO’s Position Description is available on Just Energy’s website at www.justenergy.com.

4.	ORIENTATION AND CONTINUING EDUCATION

(a)	Briefly describe what measures the board takes to orient new members regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.
Just Energy has established a formal orientation policy and program for new directors. Each new director is provided an opportunity to meet with the executive chair, chief executive officer and the lead director and vice chair of the board and is provided with information about Just Energy including: minutes of all board and committee meetings for the past year, Just Energy’s current disclosure documents, information on the role of the board and each of its committees; corporate and industry information; copies of all policies of Just Energy (i.e., Code of Conduct, Confidentiality, Trading), and, the contribution individual directors are expected to make.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

Specific information is provided on operations, the strategic plan, risk and risk management, governance, integrity and corporate values. New directors are provided with copies of Just Energy’s continuous disclosure documents filed for a period of two years prior to their appointment or election. New directors are required to participate in a one and one half day orientation program at Just Energy’s corporate head office. Just Energy has also established a policy on continuing education.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.
Presentations are made to the board from time to time to educate and keep them informed of changes within Just Energy and in regulatory and industry requirements and standards. Specific information is provided on risks, commodity pricing, supply and demand and the current business and commercial environment. The nominating and corporate governance committee has the specific responsibility to review information on available educational opportunities and ensures directors are aware of those opportunities. Just Energy will pay for director education. Outside counsel have also reviewed with the directors their fiduciary, statutory and regulatory duties and responsibilities both as members of the board and board committees. Management conducts a specific session for directors on risk management. Each director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a director. Each director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and to provide ongoing guidance and direction to management.

5.	ETHICAL BUSINESS CONDUCT

(a)	Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	The board has adopted a code of business conduct and ethics policy for its directors, officers and employees. The board has also adopted a whistleblower policy.

(i) disclose how an interested party may obtain a copy of the written code;
The code of business conduct and ethics policy and the whistleblower policy are available on Just Energy’s website at www.justenergy.com have been filed on SEDAR and are available on request to the Corporate Secretary of Just Energy.

(ii) describe how the board monitors compliance with its code; and
The board, through the office of Just Energy’s legal department and the risk management group monitors compliance with the code of business conduct and ethics policy. All directors and employees above the director level are required to review the policy annually and confirm compliance. The chair of the audit committee monitors compliance with Just Energy’s whistleblower policy.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

(iii) provide a cross reference to any material change reports(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board has not granted any waiver of the code of business conduct and ethics policy in favour of a director or executive officer during the past 12 months and for all of calendar 2011. Accordingly, no material change report has been required or filed.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Executive chair of the board with the lead director and vice chair of the board and the chief executive officer and committee chairs set the agenda for all meetings of the board and each committee thereof. They identify all transactions in respect of which a director or executive officer may have a material interest and consult with outside counsel to ensure that the approval of any such transaction is in compliance with applicable stock exchange, corporate and securities rules and policies. Independent valuations and reports are obtained and any director who may have a material interest in any such transaction is required to disclose his interest and to refrain from voting on the matter.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
An annual certification is undertaken by all employees, directors and officers as to their knowledge of and compliance with codes and other corporate policies. Supplemental information regarding stock exchange rules, corporate structure and responsibility are provided to mid level management through to and inclusive of the directors.

6.	NOMINATION OF DIRECTORS

(a)	Describe the process by which the board identifies new candidates for board nomination.
The board has appointed a nominating and corporate governance committee with responsibility with assistance from the Lead Director, for the identification of new candidates for recommendation to the board. The nominating and corporate governance committee annually reviews performance evaluations and conducts a peer evaluation review which includes a skills matrix completed by all directors. The matrix sets out the various skills and areas of expertise determined to be essential to ensure appropriate strategic direction and is used to assist in recruiting persons to join the board.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The nominating and corporate governance committee is comprised of three directors, all of whom have been affirmatively determined by the board to be independent pursuant to NI 58-101, N1 52-110 and the NYSE listing standards. Members of the nominating and corporate governance committee are identified in this proxy circular in the table under “Election of Directors”.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The nominating and corporate governance committee mandate is available on Just Energy’s website at www.justenergy.com and a report on the activities of the committee is described in section 9 of this Schedule on page A-6 of this proxy circular.

7.	COMPENSATION

(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.
The board has appointed a compensation, human resources, environmental health and safety, committee with responsibility for recommending compensation for the Just Energy’s directors and officers to the board and to monitor compliance by Just Energy and its affiliates with environmental, health and safety laws, rules and regulations pursuant to the EHS policy guidelines approved by the committee and the board. The executive chair and the CEO’s and CFO’s compensation are approved by the independent directors of the board based on the recommendation of the compensation, human resources, environmental health and safety committee. The board has retained the services of an outside independent compensation firm to comment and advise on Just Energy’s approach to compensation and the compensation paid to the named executive officers. See page 19 of this proxy circular.

The nominating and corporate governance committee reviews periodically the adequacy and structure of director compensation and makes recommendations to the board designed to ensure the directors’ compensation realistically reflects the responsibilities, time commitments and risks of the directors.

To align the interests of directors to those of shareholders, the directors and shareholders approved the directors’ share grant plan in June of 2010 which requires the directors to receive $15,000 of their annual retainer in deferred share grants of Just Energy and enables the directors to elect to receive all or a portion of their remaining compensation in the form of deferred share grants and/or common shares of Just Energy. For information about the compensation paid to directors for the year ending March 31, 2012 see “Directors Compensation Table” on page 26 of this proxy circular.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The compensation, human resources, environmental health and safety committees, is comprised of three directors whose names are identified in the proxy circular in the table under “Election of Directors”, all of whom have been affirmatively determined by the Board to be independent pursuant to NI 58-101 and the NYSE listing standards. The board has determined that the payment of legal fees to firms which serve as general outside counsel to Just Energy or outside counsel on matters relating to material transactions and where one of its directors is a partner has not and should not affect or compromise the ability of the director to act independently and where matters requiring a vote of the full board relate to issues on which Just Energy has received advice from the related law firm, the director partner declares his interest and refrains from voting on the matter. Accordingly, each of Messrs. Giffin and Brussa each of whom has experience and expertise in executive compensation serve as non voting members of the committee.

(c)	Disclose the identity of the consultant or advisor retained to assist in determining the compensation for any of the directors or officers
In arriving at the compensation levels paid by Just Energy to its executive officers, a number of factors are taken into account including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual measured against a matrix of performance factors, the overall performance of Just Energy measured against the achievement of several corporate targeted criteria, and a subjective evaluation considering peer-company market data provided by Hugessen Consulting Inc., compensation experts retained by Just Energy to advise on all aspects of executive compensation. It is believed that the information available and the factors considered in determining executive compensation is sufficient in helping to determine the appropriate level of executive compensation.

(d)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The compensation, human resources, environmental health and safety committee mandate is attached as Schedule E to this proxy circular and a discussion and analysis of the compensation paid to the named executive officers for which the committee has significant responsibility begins on page 30 of this proxy circular.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

8.	OTHER BOARD COMMITTEES

(a)	If the board has standing committees other than the Audit, Compensation and Nominating Committees, identify the committees and describe their function.
The board has established a standing risk committee whose function is discussed below. There are no other additional standing board committees. The compensation, human resources, environmental, health and safety committee has, in addition to compensation responsibilities, obligations to deal with human resource and personnel matters and as discussed above matters relating to environmental, health and safety. The nominating and corporate governance committee has, in addition to nominating responsibilities, the obligation to establish and review Just Energy’s corporate governance structure including compliance with NI 58-101, NI 52-110 and the NYSE listing standards. The mandate and chair position description for the risk committee is available on Just Energy’s website at www.justenergy.com. Generally speaking the functions of the risk committee, which consists of four outside directors (three of whom are independent), is to be satisfied that management of Just Energy and each affiliate has implemented effective systems to identify significant risks of the business and changes to these risks and to review regularly the adequacy of and compliance with the risk management policy and risk procedures to assist the board in fulfilling its oversight responsibilities and to review reports from the internal auditor on these matters.

9.	ASSESSMENTS

(a)
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The nominating and corporate governance committee conducts a full evaluation of the effectiveness and performance of the board, all board committees and members thereof and individual directors annually. The evaluation also includes self-evaluations and a peer performance evaluation pursuant to which each director evaluates the performance of each of his or her board colleagues. The evaluation consists of: (i) a director’s questionnaire and (ii) a peer evaluation questionnaire, the results of which are tabulated and analyzed through the lead director and the chair of the nominating and corporate governance committee. Results of the questionnaire are presented to the nominating and corporate governance committee and the board and the results of the peer evaluation are reviewed, as necessary and appropriate, by the lead director with each of the individual directors.

The most recent annual director questionnaire and director peer evaluation showed that the Board, the Board Committees, Board Executive Chair, the Lead Director and Committee Chairs and individual directors were effectively fulfilling their responsibilities.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

10.	OTHER
The board has developed a “policy on engagement with shareholders on governance” which requires Just Energy to conduct on an annual basis a “Say on Pay” vote by its shareholders. See Schedule D and page D-1 of this proxy circular.

The board has developed a policy on “Board Overboarding”. See note (5) page B2, Schedule B.

Just Energy’s corporate governance guidelines state that the board is responsible for the stewardship of Just Energy and overseeing the business and affairs of Just Energy. Any responsibility that is not delegated to senior management or a board committee remains with the full board. In addition, the board, in conjunction with senior management, determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.

Note:

(1)
All of the Corporation’s corporate governance policies, committee mandates, including: its Code of Business Conduct and Ethics Policy, its Policy on Insider Trading, Disclosure and Confidentiality, its Whistleblower Policy, the terms of reference and chair positions for each of its Audit Committee, its Compensation, Human Resources, Environmental Health and Safety Committee, its Nominating and Corporate Governance Committee and the Risk Committee, the board of director mandate and the position description for individual directors and position descriptions for its Executive Chair, the Lead Director, Chief Executive Officer and Chief Financial Officer are published on the Corporation’s website at www.justenergy.com.

OTHER CORPORATE MATTERS

The New York Stock Exchange Corporate Governance Listing Standards

Just Energy, a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE corporate listing standards but must comply with the following NYSE rules (i) the rule (section 303A.06) requiring the audit committee to meet the requirements of Securities Exchange Commission (“SEC”) Rule 10A-3 of the Securities Exchange Act 1934, as amended; (ii) the requirement (section 303A.11) for Just Energy to disclose its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards; (iii) the requirement (section 303A.12(b)) for Just Energy’s CEO to notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE corporate governance listing standards, and, (iv) the requirement (section 303A.12(c) for Just Energy to submit an executed Annual Written Affirmation affirming Just Energy’s compliance with audit committee requirements of SEC Rule 10A-3 of the Exchange Act or, as may be required form time to time, an interim written affirmation to the NYSE in the event of certain changes to the audit committee membership or member’s independence and that Just Energy has provided its statement of significant corporate governance difference as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between Just Energy’s current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on Just Energy’s website @ www.justenergygroup.com.

Schedule B

OTHER PUBLIC COMPANY DIRECTORSHIPS AND COMMITTEE APPOINTMENTS

The following table indicates whether a director or a nominee director is independent or not pursuant to National Instrument 58-101, National Instrument 52-110 and the NYSE listing standards and lists other public company directorships and committee appointments.

Director	Other Public Company Directorships	Committee Appointments
LIST OF FOUR NON-INDEPENDENT DIRECTORS
Rebecca MacDonald	Canadian Pacific Railway Limited	None
Ken M. Hartwick	Atlantic Power Corporation	Audit Committee Compensation Committee
John A. Brussa(1)	Baytex Energy Corp.	Reserves, Compensation, Corporate Governance
	Calmena Energy Services Inc.	Governance, Compensation, Audit (Special)
	Chinook Energy Inc.	Compensation, Nominating, Corporate Governance
	Crew Energy Inc.	Chairman of the Board, Corporate Governance, Compensation, Reserves
	Deans Knight Income Corporation	Compensation
	Enseco Energy Services Corp.	No Committees
	Galleon Energy Inc.	No Committees
	Midway Energy Ltd.	Corporate Governance, Compensation (Chair)
	North American Energy Partners Inc.	Corporate Governance, Compensation
	Penn West Petroleum Ltd.	Chairman of the Board
	Pinecrest Energy Inc.	Chairman of the Board, Reserves, Corporate Governance, Compensation & Nomination
	Progress Energy Resources Corp.	Compensation, Technical Services
	RMP Energy Inc.	Compensation
	Storm Resources Ltd.	Compensation, Nomination, Governance
	Twin Butte Energy Ltd.	No Committees
	WestFire Energy Ltd.	Compensation
	Yoho Resources Inc.	Compensation
Gordon D. Giffin(1)	Canadian Imperial Bank of Commerce	Management Resources and Compensation
	Canadian National Railway Company	Environment and Safety
Finance
Human Resources
	Canadian Natural Resources Limited	Audit
Governance and Nominating
	TransAlta Corporation	Governance and Nominating

B-1

Director	Other Public Company Directorships	Committee Appointments
LIST OF FIVE INDEPENDENT DIRECTORS(2)
Brian R.D. Smith	Q Gold Inc.	Compensation and Audit
	Fangate Capital Management Ltd.	None
Michael Kirby	Extendicare	Corporate Governance
Human Resources (Chair)
Quality Standards
	Indigo Books & Music Inc.	Audit (Chair)
Corporate Governance (Chair)
Human Resources
	MDC Partners Inc.	Corporate Governance
Audit Committee (Chair)
Human Resources
Hugh D. Segal	Sun Life Financial Inc.	Governance and Conduct Review
Investment Oversight
R. Roy McMurtry	None	None
B. Bruce Gibson(3)	None	None
William F. Weld(4)	None	None

Notes:

(1)
Mr. John A. Brussa, a director of Just Energy, is a partner of the law firm of Burnet, Duckworth & Palmer LLP, which firm serves as general outside counsel to Just Energy and receives fees for legal services rendered to Just Energy and its operating entities. Gordon Giffin, a director of Just Energy, is a partner of the law firm of McKenna, Long & Aldridge, which firm acts as outside counsel to Just Energy on several corporate and litigation matters which firm receives fees for legal services rendered to Just Energy and its operating subsidiaries in the United States.

(2)	Resigned from the Just Energy board on April 2, 2012.

(3)	Appointed to the Just Energy board on April 2, 2012.

(4)
The Directors of Just Energy recognize that the participation of a person as a director on a board of a publicly listed entity and as a member of one or more committees requires a significant time commitment to enable a director to carry out the fiduciary, statutory and other obligations imposed upon directors under applicable law, regulation and policy. As a matter of good corporate governance practice the directors of Just Energy accept the principle that as a practical business matter to ensure directors have sufficient time to make meaningful decisions involving independent judgment, it is prudent to provide guidance regarding the total number of public boards of directors on which directors of Just Energy should serve also recognizing that a guideline should not constrain or restrict the ability to attract persons as directors who, in exceptional circumstances, based on their experience and expertise, are in a position to uniquely contribute to the deliberations of the board of Just Energy. Accordingly the directors of Just Energy concluded that the application of any constraint or restriction should be left to the judgment of the full board on the basis the board should always be in a position to grant exemptions from a guideline based on the expertise, experience and other factors deemed appropriate.

On August 12, 2010 the board of Just Energy approved the following guidelines:

1.	As a guideline, persons who are directors of Just Energy, should not, as a principle of good corporate governance, serve on the boards of more than six publicly listed entities.

2.
The board of Just Energy, based on the recommendation of the nominating and corporate governance committee, after consideration of all of the circumstances, may determine, annually, prior to the election of directors, to waive the guideline for any current or prospective director of Just Energy who may not meet the guideline but who, in exceptional circumstances, i.e., unique experience and expertise, should not be constrained or restricted from serving on the Just Energy board.

As indicated on page 8 of the proxy circular the nominating and governance committee has waived the application of the guideline for John Brussa.

B-2

Schedule C

JUST ENERGY GROUP INC. – BOARD MANDATE
The Board of Directors of Just Energy
Board Mandate
– Supervising the Management of the Business and Affairs of Just Energy –

Our Main Responsibilities

We provide the supervision necessary for:

1.	Disclosure of Reliable and Timely Information to Shareholders – the Shareholders depend on us to get them accurate and relevant information.

2.
Approval of Strategy and Major Policy Decisions of Just Energy – we must understand and approve where Just Energy is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.

3.
Evaluation, Compensation and Succession for Key Management Roles – we must be sure that the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage Just Energy’s long-term success.

4.
Oversight of the Management of Risks and the Implementation of Internal Controls – we must be satisfied that the assets of Just Energy are protected and that there are sufficient internal checks and balances.

5.
Effective Board Governance – to excel in our duties we need to be functioning properly as a Board – strong members with the right skills and the right information and generally to be responsible for the development of Just Energy approach to corporate governance.

Independence is Key

The Board of Directors understands that we must be independent of the management of Just Energy. To enhance our independence we have implemented the following:

–	A majority of the members of the Board are independent

–	All Committees are composed solely of non-management directors

–	The Board and its Committees can meet independently of management at any time

–	The Board and its Committees can hire their own independent advisors

–	An independent lead Director with a clear mandate provides leadership for the independent directors

–	A policy requires all Directors to hold deferred share grants or shares as part of the Board retainer

–	The provision of high-quality information for Directors – orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more – it requires preparation for meetings, understanding the issues, strength, commitment, integrity and an inquiring mind.

Our Composition

Our number shall be as provided for in accordance with Just Energy’s By-laws from time to time and shall comply with the rules of board composition established by the Nominating and Corporate Governance committee of Just Energy. Each director shall possess the qualities set out in the Position Description for Directors and the Position Descriptions for Directors in their role as Chair of each Board Committee.

We will create Committees from time to time and will delegate certain functions to them. Each of these Committees has a written Mandate. These Mandates are reviewed on a regular basis and are updated and amended as often as needed to respond to the evolving regulatory and market environment in which Just Energy operates.

Independent Functioning of Board and Committees

The Board is responsible for establishing the appropriate procedures to ensure that the Board, Committees and individual Directors can function independently of management to the extent considered necessary or desirable by Directors. The Board can retain independent professionals. Each Committee can retain and terminate independent professionals and each has the sole authority to approve all fees payable to an Independent professional. Any Director can retain an independent professional with the prior approval of the Nominating and Corporate Governance Committee. Each Committee and the Board can conduct all or part of any meeting in the absence of management, and it is the Board’s policy to include such a session on the agenda of each regularly scheduled Board meeting.

Each Committee chair can also require the Corporate Secretary to convene a meeting of the Board or a Committee to be held in the absence of management or to reserve an agenda item at any Board or Committee meeting for business to be conducted in the absence of management. Each Director can request such a meeting or reserved agenda item by contacting a Committee Chair.

Meetings

The Board meets a minimum of four times per year. For regularly scheduled meetings, an agenda for each Board meeting and other documents for consideration are sent by courier to all Directors about one week in advance of each meeting. For special meetings of the Board, best efforts are made to distribute materials to the Directors as far in advance as practicable. A complete Board package, which includes all material for the meeting, is provided to each Director prior to the commencement of each meeting.

Specific Duties and Responsibilities

The Board has the following specific duties and responsibilities, which may be delegated to Committees of the Board, in whole or in part, with ongoing reporting by the Committees to the Board:

Strategic Planning

The Board is responsible for the strategy and fundamental goals of Just Energy for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; convening annually a strategic planning meeting involving the Board and executive management, approving strategic plans, which take into account, among other things, the major opportunities and risks of Just Energy; and overseeing the implementation of strategic plans and monitoring performance against such plans. This responsibility also includes reviewing and approving all major strategy and policy recommendations including the financial plan and approving operating budgets, and specific requests for major acquisitions.

Risk Management

The Board is responsible for ensuring that the appropriate policies and procedures are in place to protect the assets and commodity hedging policies of Just Energy and assure its viable future. The Board is also responsible for identifying the principal risks of all aspects of Just Energy’ business and ensuring the implementation of appropriate systems to manage these risks.

Internal Controls and Management Information Systems

The Board is responsible for overseeing and monitoring the integrity of Just Energy’ internal controls and procedures, management information systems and audit procedures, and overseeing the appropriate operation of Energy Savings including compliance with all applicable legal and regulatory requirements through financial and other management information systems, and appropriate inspection, compliance and control systems. The Board is responsible for ensuring that financial reporting and financial control systems are adequate and operating, and approving the quality and sufficiency of information provided to the Directors.

Communications Policy

The Board is responsible for establishing a communications policy for Just Energy and overseeing the maintenance of effective unitholder and stakeholder relations through Just Energy’s communications policy and programs so that accurate and timely material information is disseminated to and feedback is accommodated from shareholders.

Director Orientation and Assessment

The Board is responsible for ensuring there is an appropriate, formal orientation program for new directors and for assessing the effectiveness and contribution of the Board, Committees and all Directors annually. The Board is also responsible to ensure that the Directors have the necessary financial, energy, marketing, regulatory, human resource and compensation expertise.

Evaluation, Compensation and Succession Planning

The Board is responsible for overseeing the effective operation of Just Energy by appointing, assessing performance of, compensating, disciplining and succession planning for all senior Just Energy officers. The Board is responsible for ensuring the senior management team has the appropriate qualities and competencies to meet the expectations set by the Board. The Board is responsible for approving the compensation of the senior management team and the compensation policies of Just Energy, including reviewing the adequacy and form of compensation of directors. The board is responsible for developing a position description for the Board members, the Executive Chair, the Chief Executive Officer, the Chief Financial Officer, the Lead Director, the Vice Chair, the Corporate Secretary and the Chair of each Board Committee which, together with other Board approved policies and practices, should provide for a definition of the limits to management’s responsibilities. The Board is responsible for approving the objectives of Just Energy to be met by the Chief Executive Officer.

General

The Board is responsible for monitoring the effectiveness of Just Energy’s’ corporate governance practices and approving any necessary changes, as required. The Board is responsible for establishing general Just Energy policies and performing other tasks required by law. The Board is also responsible for ensuring compliance with and monitoring all policies approved by the Board including (i) the Code of Business Conduct and Ethics Policy and (ii) the Policy on Insider Trading, Communications and Confidentiality.

(Adopted by the Board on November 17, 2010)

Schedule D

POLICY ON ENGAGEMENT WITH SHAREHOLDERS ON GOVERNANCE
Policy of the board of Directors of Just Energy Group Inc. (“JEGI”)

Engagement With Shareholders on Governance Matters

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders to discuss governance issues of importance to Shareholders and to allow and encourage Shareholders to express their views on governance matters directly to the Board outside of the of the annual meeting. These discussions are intended for the Board to be able to listen to its Shareholders and to explain to them otherwise publicly available material information, and will be subject to JEGI complying with its obligation not to make selective disclosure of a material fact or material change.

In order to allow Shareholders to provide timely and meaningful feedback to the Board, the board will develop practices to increase engagement with all of its Shareholders as is appropriate for its Shareholder base and size. Examples of engagement include meeting with JEGI’s larger Shareholders and organizations representing a number of Shareholders and establishing methods of hearing from smaller Shareholder engagement practices in other jurisdictions as they develop, such as asking specific questions as a part of the proxy process, undertaking investor surveys and using web-based tools that allow Shareholders to provide feedback and/or ask questions of the Board.

Compensation Disclosure To Shareholders By The Board

JEGI is required by s.9.3.1 of National Instrument 51-102 Continuous Disclosure Obligations to provide Shareholders with the information stipulated in Form 51-102F6 on executive compensation.

It is the policy of the Board that the executive compensation information will be in two parts. First, the information required to be disclosed by Form 51-102F6 will, as indicated, be contained in the management information circular of JEGI for its annual meeting as a report to Shareholders from JEGI.

Second, the Compensation, Human Resources, Environmental, Health and Safety Committee of the Board, on behalf of the entire Board of Directors (as compensation is ultimately a core responsibility of the entire Board), will, in its report to Shareholders in the management information circular discuss the key strategic objectives of JEGI and how the executive compensation plan is designed to motivate management to achieve them. While the compensation discussion and analysis disclosure primarily provides information relating to the most recently completed financial year, the Committee’s report will also describe the approach to compensation for subsequent financial year(s), highlighting any changes made to the prior year’s compensation plan and instances where and why discretion was exercised by the Board in the prior year, along with explanations for these decisions.

The Committee’s report, together with the compensation discussion and analysis, is intended to provide Shareholders with the information needed to understand the goals the Board is trying to achieve with its compensation policies and to understand the rationale for the compensation awards and arrangements. The compensation disclosure provided to Shareholders should be complete, clear and understandable and sufficient detail will be given to Shareholders to assist them in forming a reasoned judgment about JEGI’s approach to compensation.

Advisory “Say on Pay” Vote

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of “Say on Pay” Advisory Vote

The purpose of the “Say on Pay” advisory vote is to provide appropriate Director accountability to the Shareholders of JEGI for the Board’s compensation decisions by giving Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years.

While Shareholders will provide their collective advisory vote, the Directors of JEGI remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by Shareholders.

Form of Resolution

Commencing in 2011 the management information circular distributed in advance of each annual meeting of Shareholders will ask Shareholders to consider an annual non-binding advisory resolution substantially in the following form:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors that the Shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2011 annual meeting of Shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of Shareholders.

Results of Advisory “Say on Pay” Vote

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with Shareholders on compensation and related matters.

JEGI will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that a significant number of Shareholders oppose the resolution, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review JEGI’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, and no later than in the management proxy circular for its next annual meeting, a summary of the comments received from Shareholders in the engagement process and the changes to the compensation plans made or to be made by the board (or why no changes will be made).

Annual Review of This Policy

The Board recognizes that Shareholder engagement and “Say on Pay” are evolving areas in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

This Policy approved by the Board on November 17, 2010.

Note: At the June 29, 2011 annual meeting of shareholders, holders of common shares of Just Energy carrying 86% of all votes cast, voted in favour of Just Energy’s approach to executive compensation.

Schedule E

JUST ENERGY GROUP INC.
(the “Company”)

COMPENSATION, HUMAN RESOURCES, HEALTH, SAFETY AND
ENVIRONMENTAL COMMITTEE

TERMS OF REFERENCE
(as amended February 9, 2012)

For purposes of the Terms of Reference the terms set forth below shall have the meanings opposite.

“Applicable Law” means: (a) the by-laws, rules and policies of the Toronto Stock Exchange and the New York Stock Exchange (including section 303A.05 of the NYSE Company Manual to the extent applicable to a foreign private issuer); (b) applicable Canadian and provincial securities legislation, rules and policies; (c) the U.S. Securities Act of 1933 and the Securities and Exchange Act of 1934 and all orders, rules and polices passed pursuant thereto; (d) the Sarbanes Oxley Act of 2002 and the Dodd – Frank Wall Street Reform and Consumer Protection Act of 2010 and all directories, orders, policies etc., to the extent applicable to a foreign private issuer; and (e) such other legislation, policies and rules as may from time to time affect the constitution of the Committee and its responsibilities as herein provided;

“Board” means the board of directors of the Company;

“CEO” means the Chief Executive Officer;

“CFO” means the Chief Financial Officer;

“Committee” means the Compensation, Human Resources, Environmental,Health and Safety Committee;

“EC” means the Executive Chair;

“NEOs” means the five highest paid executive officers of the Company and its affiliates.

COMPOSITION

•
The Committee will be comprised of a minimum of three directors, all of whom must be independent Directors under the rules for Director independence under Applicable Law including as set out in section 303A.02 of the NYSE Company Manual.

•
The membership of the Committee will represent a diverse background of experience and skills including members with energy, human resources, financial, management and health, safety and environmental experience.

•	The Board will appoint the members of the Committee annually at the first meeting of the Board after the annual general meeting of shareholders.

•
Committee members will be appointed for a one year term and may be reappointed subject to the discretion of the Board having regard to the desire for continuity and for periodic rotation of Committee members.

•	One of the members who is not an executive officer or full-time employee shall be appointed Committee Chair by the Board.

•
The Committee shall appoint a Secretary (who shall be the Corporate Secretary of the Company) to assist in developing agendas, preparing material for Committee members and carrying out such other administrative tasks as the Committee may delegate.

RESPONSIBILITY

•
The Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) key compensation and human resources policies; (ii) the compensation of each of the NEOs; (iii) executive management succession and development; (iv) health, safety and environmental matters; and (v) all other matters normally associated with compensation and policies under Applicable Law.

AUTHORITY

•	The Board will establish the mandate and define the authority of the Committee.

•
The Committee may retain persons having special expertise to assist the Committee in fulfilling its responsibilities including compensation consultants or experts qualified under Applicable Law and may determine their mandates and compensation all of which shall be disclosed as required under Applicable Law.

MEETINGS

•
The Committee will meet at least four times a year. Meetings will be scheduled to facilitate the annual review of salaries, the award of bonuses, the approval of share options, restricted share grants, deferred share grants and shares issuable pursuant to the Company’s share option plan, restricted share grant plan and the directors’ compensation plan, if any, and all other aspects relating to compensation and human resource issues and health, safety and environmental issues affecting the Company and its affiliates all of which will be subject to Board approval. Additional meetings will be held as deemed necessary by the Committee Chair.

•	Meetings of the Committee shall be validly constituted if a majority of the members of the Committee are present in person or by telephone conference.

•	To expedite the review of matters, the Committee may meet in combination with the members of the Nominating and Corporate Governance Committee.

REPORTING

•
The minutes of all meetings of the Committee will be taken by the Committee Secretary and be provided to the Board. Oral reports by the Chair on recent matters not yet minuted will be provided to the Board at its next meeting. Minutes of all Committee meetings will be subsequently reviewed and approved by the Committee.

•	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

ROLE

•	The role of the Committee is to assist the Board in fulfilling its oversight responsibilities to:

–	ensure that the compensation policy and philosophy supports the Company’s strategic objectives;

–	ensure that incentive programs are designed to motivate the NEOs and senior managers to achieve or exceed corporate objectives and to enhance shareholder value;

–	ensure that appropriate human resource policies are in place;

–
review the response by the Company or its affiliates, as the case may be, to health, safety and environmental issues including compliance with Applicable Law, regulatory requirements and industry standards;

–	monitor executive management succession and development;

–
ensure that the compensation decisions of senior managers are not self-serving and that there is reasonable consistency in the application of the compensation policy. Note: it is not the role of the Committee to examine the details of bonus formulae, or the performance of individuals and related salary increases, except for the NEOs. The Committee may question apparent gross discrepancies and seek clarification as to how the policy has been applied, but it will leave detailed administration of compensation matters for persons other than the NEOs to the senior executive officers.

–
review National Policy 58-201 entitled “Corporate Governance Guidelines” a copy of which is attached hereto as Schedule “A” to ensure that the Committee complies with the principles thereof that address compensation and human resource matters including sections 3.15, 3.16 and 3.17 of Schedule B and ensuring that the Company complies with Form 58-101F1 entitled “Corporate Governance Disclosure” a copy of which is attached hereto as part of Schedule A.

–	review National Policy 51-102 entitled “Continuous Disclosure Obligations” to ensure compliance with Form 51-102F6 ie., “Statement of Executive Compensation” as amended from time to time.

RESPONSIBILITIES

•	The Committee is responsible for:

–
at the beginning of each fiscal year, setting the envelope for aggregate bonuses for the forthcoming year for the NEOs and all senior executive officers including the approval of all executive bonus plans.

–
setting the compensation of the EC, the Chief Executive Officer CEO and CFO and the fees to be paid, shares and deferred share grants to be owned or options or other rights to be granted to Directors and members of Committees of the Board;

–
reviewing the performance of the NEOs annually or more frequently if deemed necessary by the Committee. Setting the senior executive officer’s compensation comprising salary, bonus and any other incentive compensation for the NEOs provided for in their employment agreements. In consultation with the CEO establishing his personal objectives (including corporate objectives) which the CEO is responsible for meeting for the following year;

–
reviewing the performance and approving the compensation, including salaries, bonuses and other incentives, of executive officers of the Company and the heads of each subsidiary or division, on the recommendation of the CEO;

–
annually (i) prepare a report on the EC, CEO and CFO’s compensation from Management or, in the Committee’s discretion, an independent consultant; (ii) evaluate the performance of the EC, CEO and CFO’s considering the Position Descriptions of the EC, CEO and CFO’s, and the EC, CEO’s and CFO’s short-term and long-term corporate goals and objectives and performance measurement indicators; and (iii) recommend annual EC, CEO and CFO compensation, including a long-term incentives component determined considering the Company’s performance and relative shareholder returns, the value of similar incentive awards to EC, CEO and CFO at comparable companies and the awards given to the Company’s past EC, CEOs and CFO. Based on the evaluation, in the Committee’s discretion, make recommendations to the independent directors of the Board for consideration. The independent directors have sole authority to determine annual EC, CEO and CFO compensation. The Committee, in its discretion, may approve a long-term incentive award (with or without ratification from the Board) as may be required to comply with applicable tax laws.

–	annually review temporary successors for the EC, CEO and CFO in case of absence or disability and, in the Committee’s discretion, make recommendations to the Board for consideration.

–
annually review, with the Nominating and Corporate Governance Committee (NCG Committee) and the EC, CEO and CFO the Position Description for the EC, CEO and CFO and, in the Committee’s discretion recommend any changes to the Board for consideration.

–
developing and documenting the compensation policy and philosophy of the Company and any changes thereto for approval by the Board to enable the Company to recruit, retain, and motivate performance-oriented executives so that their interests are aligned with the interests of the Company and the shareholders of the Company;

–	approving fringe benefit programs on the recommendation of the CEO;

–	establishing and administering incentive compensation programs and monitoring their effectiveness;

–
establishing and administering the share option program, the restricted share grant plan and the directors compensation plan and approving amendments thereto, all subject to the approval of the Board of Directors;

–
reviewing the Statement of Executive Compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Committee and settling the reports required to be made by the Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders including the Report of the Compensation Committee.

–	at the request of the CEO, reviewing any other matter affecting the hiring, terms of employment and dismissal of employees, including the terms of employment contracts.

–
reviewing the views and positions of independent organizations (such as the Risk Metrics Group and the Canadian Coalition on Good Governance) representing institutional unitholders in the context of the Company’s compensation objectives and components of executive compensation.

–
reviewing with management whether the policies relating to health, safety and environmental issues including compliance with applicable legislation, regulatory requirements and industry standards are being effectively implemented.

–
reviewing and considering as appropriate, reports and recommendations issued by the Company and its affiliates relating to health, safety and environmental issues, together with management’s response thereto.

–
ensuring that the Company and each affiliate thereof that may be subject to legislation, regulation and/or other requirements relating to health, safety and environmental issues (i.e. such as Terra Grain Fuels Inc. and National Energy Corporation) establishes an internal health, safety and environmental committee with terms of reference approved by the Committee which terms of reference shall include a requirement that: (i) the minutes of all meetings and proceedings of such committees are forwarded to the Chair of the Committee and (ii) all significant health, safety and environmental issues are brought to the attention of the Chair of the Committee.

–	establishing policies for approval by the Board relating to or as required by Applicable Legislation from time to time.

–	ensuring that the Terms of Reference for the Committee are published on the Company’s website.

•
The Lead Director, in consultation with the Chair of the Committee, will periodically review the effectiveness of the Committee, the performance of each Committee member and each of the directors of the Company.

This document should be read in conjunction with the Nominating and Corporate Governance Committee’s Terms of Reference.

(Approved by the Board of Directors on February 9, 2012
to become effective immediately)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)
Date:	May 31, 2012	By:	/s/ Jonah T. Davids
			Name:	Jonah T. Davids
			Title:	Vice-President and General Counsel